SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2009	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT.

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS Av. República do Chile, 65 - 24th floor				2 - QUARTER OR DISTRICT Centro
3 - CEP (ZIP CODE) 20031-912	4 - CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME Almir Guilherme Barbassa
2 - ADDRESS Av. República do Chile, 65 - 23rd floor			3 - QUARTER OR DISTRICT Centro
4 - CEP (ZIP CODE) 20031-912	5 - CITY Rio de Janeiro			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 - PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	3	07/01/2009	09/30/2009	2	04/01/2009	06/30/2009
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG Auditores Independentes						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER Manuel Fernandes Rodrigues de Sousa						12- CPF (Taxpayers registration) 783.840.017-15

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 09/30/2009	2 - PREVIOUS QUARTER 06/30/2009	3 - PREVIOUS YEAR 09/30/2008
Capital Paid-in
1 - Common	5.073.347	5.073.347	5.073.347
2 - Preferred	3.700.729	3.700.729	3.700.729
3 - Total	8.774.076	8.774.076	8.774.076
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 - Oil and Gas
5 - MAIN ACTIVITY Prospecting Oil/Gas, Refining and Energy Activities
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (TAXPAYERS RECORD NUMBER)	3 - NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	12/19/2008	Interest on Shareholders’ Capital	08/14/2009	ON	0,0400000000
02	RCA	12/19/2008	Interest on Shareholders’ Capital	08/14/2009	PN	0,0400000000
03	AGO	04/08/2009	Dividends	08/14/2009	ON	0,3300000000
04	AGO	04/08/2009	Dividends	08/14/2009	PN	0,3300000000
05	RCA	06/24/2009	Interest on Shareholders’ Capital		ON	0,3000000000
06	RCA	06/24/2009	Interest on Shareholders’ Capital		PN	0,3000000000
07	RCA	09/21/2009	Interest on Shareholders’ Capital		ON	0,2000000000
08	RCA	09/21/2009	Interest on Shareholders’ Capital		PN	0,2000000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITE0M 01	2 - DATE OF CHANGE 04/04/2008	3 - CAPITAL (R$ Thousand) 78.966.691	4 - AMOUNT OF CHANGE (R$ Thousand) -	5 - REASON FOR CHANGE Revenue Reserves/Capital reserves	7 - NUMBER OF SHARES ISSUED (Thousands) 0	8 - SHARE ISSUE PRICE (R$) 0,000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 11/13/2009	2 - SIGNATURE

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
1	Total Assets	324.496.847	324.987.884
1.01	Current Assets	63.447.213	62.408.203
1.01.01	Cash and Cash Equivalents	20.939.267	5.618.511
1.01.01.01	Cash and Banks	706.902	526.964
1.01.01.02	Short Term Investments	20.232.365	5.091.547
1.01.02	Accounts Receivable, net	14.105.674	12.613.616
1.01.02.01	Customers	14.105.674	12.613.616
1.01.02.01.01	Customers	1.961.702	3.234.372
1.01.02.01.02	Subsidiary and Affiliated Companies	9.291.032	7.352.551
1.01.02.01.03	Other Accounts Receivable	3.151.496	2.305.811
1.01.02.01.04	Allowance for Doubtful Accounts	(298.556)	(279.118)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	16.317.732	15.196.129
1.01.04	Other	12.084.540	28.979.947
1.01.04.01	Dividends Receivable	69.897	171.554
1.01.04.02	Recoverable Taxes	5.248.886	7.211.932
1.01.04.03	Prepaid Expenses	1.936.375	2.240.459
1.01.04.04	Other Current Assets	472.193	470.909
1.01.04.05	Marketable securities	4.357.189	18.885.093
1.02	Non-current Assets	261.049.634	262.579.681
1.02.01	Long-Term Assets	80.489.585	92.335.609
1.02.01.01	Miscellaneous Credits	5.581.058	5.501.050
1.02.01.01.01	Petroleum and Alcohol Accounts - STN	816.714	815.172
1.02.01.01.02	Marketable Securities	4.160.627	4.043.686
1.02.01.01.03	Investments in Privatization Process	1.331	1.331
1.02.01.01.04	Other Accounts Receivable	602.386	640.861
1.02.01.02	Accounts Receivable	60.677.138	73.600.425
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	60.677.138	73.600.425
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	14.231.389	13.234.134
1.02.01.03.01	Project Financing	3.298.753	2.834.768
1.02.01.03.02	Deferred Income Tax and Social Contribution	458.336	467.607
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1.833.892	1.748.153
1.02.01.03.04	Deferred PASEP/COFINS	5.849.506	5.336.547
1.02.01.03.05	Judicial Deposits	1.513.792	1.485.832
1.02.01.03.06	Advance for Pension Plan	0	0
1.02.01.03.07	Advances to Suppliers	263.229	310.696
1.02.01.03.08	Prepaid Expenses	485.382	521.966
1.02.01.03.09	Inventories	208.009	228.259
1.02.01.03.10	Other Non-Current Assets	320.490	300.306

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
1.02.02	Fixed Assets	180.560.049	170.244.072
1.02.02.01	Investments	34.947.427	32.977.026
1.02.02.01.01	In Affiliates	689.212	661.909
1.02.02.01.02	In Affiliates - Goodwill	1.692.453	1.692.453
1.02.02.01.03	In subsidiaries	32.725.881	30.783.977
1.02.02.01.04	Goodwill and Discount	0	0
1.02.02.01.05	Other investmets	149.284	149.619
1.02.02.01.06	In subsidiaries - Goodwill	(309.403)	(310.932)
1.02.02.02	Property, Plant and Equipment	141.180.188	132.792.486
1.02.02.03	Intangible	3.741.073	3.724.817
1.02.02.04	Deferred Charges	691.361	749.743

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
2	Liabilities and Shareholders' Equity	324.496.847	324.987.884
2.01	Current Liabilities	98.095.498	114.437.995
2.01.01	Loans and Financing	1.799.789	2.721.307
2.01.01.01	Financing	1.505.605	2.075.215
2.01.01.02	Interest on Financing	294.184	646.092
2.01.02	Debentures	0	0
2.01.03	Suppliers	7.840.478	7.212.314
2.01.04	Taxes, Contribution and Participation	7.499.057	10.496.049
2.01.05	Dividends payable	4.171.089	6.021.731
2.01.06	Accruals	5.353.815	3.004.860
2.01.06.01	Payroll and Related Charges	2.141.732	1.914.104
2.01.06.02	Provision for Contingencies	2.102.310	54.000
2.01.06.03	Pension plan	616.552	543.535
2.01.06.04	Healthcare benefits plan	493.221	493.221
2.01.06.05	Profit sharing for employees and management	0	0
2.01.07	Debts with Subsidiaries and Affiliated Companies	40.963.792	51.356.871
2.01.07.01	Suppliers	40.963.792	51.356.871
2.01.08	Others	30.467.478	33.624.863
2.01.08.01	Advances from Customers	315.266	232.567
2.01.08.02	Project Financing	354.122	331.193
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	5.007.052	5.073.351
2.01.08.04	Deferred Income	0	0
2.01.08.05	Credit Rights Assingned - FIDC-NP	21.983.289	26.006.025
2.01.08.06	Others	2.807.749	1.981.727
2.02	Non-Current Liabilities	66.791.271	55.679.610
2.02.01	Long-term Liabilities	66.791.271	55.679.610
2.02.01.01	Loans and Financing	22.076.942	11.360.309
2.02.01.01.01	Financing	22.076.942	11.360.309
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	27.355.536	25.888.266
2.02.01.03.01	Healthcare Benefits Plan	10.184.071	9.960.373
2.02.01.03.02	Provision for Contingencies	194.234	200.267
2.02.01.03.03	Pension Plan	3.064.364	3.014.666
2.02.01.03.04	Deferred Income Tax and Social Contribution	13.912.867	12.712.960
2.02.01.04	Subsidiaries and Affiliated Companies	739.564	932.712
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	16.619.229	17.498.323
2.02.01.06.01	Provision for Dismantling of Areas	6.179.159	6.108.845
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	10.142.424	11.028.264
2.02.01.06.03	Deferred Income	62.762	67.592
2.02.01.06.04	Others Accounts and Expenses Payable	234.884	293.622

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
2.03	Deferred income	0	0
2.05	Shareholders’ Equity	159.610.078	154.870.279
2.05.01	Subscribed and Paid-In Capital	78.966.691	78.966.691
2.05.01.01	Paid in Capital	78.966.691	78.966.691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	514.857	514.857
2.05.02.01	AFRMM Subsidy	0	0
2.05.02.02	Fiscal Incentive - Income Tax	514.857	514.857
2.05.03	Revaluation Reserve	9.718	9.920
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	9.718	9.920
2.05.04	Revenue Reserves	64.442.783	64.442.783
2.05.04.01	Legal	9.435.985	9.435.985
2.05.04.02	Statutory	899.378	899.378
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained of Earnings	53.550.237	53.550.237
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	557.183	557.183
2.05.05	Equity valuation adjustments	(888.390)	(482.239)
2.05.05.01	Adjustments of securities	82.754	8.696
2.05.05.02	Accumulated translation adjustments	(971.144)	(490.935)
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/Accumulated losses	16.564.419	11.418.267
2.05.07	Advance for Future Capital Increase	0	0

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.01	Gross Operating Revenues	46.069.371	129.647.473	58.128.617	155.950.146
3.02	Sales Deductions	(10.802.925)	(30.221.904)	(12.218.967)	(34.645.479)
3.03	Net Operating Revenues	35.266.446	99.425.569	45.909.650	121.304.667
3.04	Cost of Products and Services Sold	(20.303.457)	(55.542.121)	(27.973.844)	(70.670.318)
3.05	Gross profit	14.962.989	43.883.448	17.935.806	50.634.349
3.06	Operating Expenses	(6.728.416)	(18.472.572)	(2.113.828)	(11.049.589)
3.06.01	Selling	(1.552.823)	(4.843.397)	(1.595.037)	(4.503.681)
3.06.02	General and Administrative	(1.405.540)	(3.791.192)	(1.360.663)	(3.565.646)
3.06.02.01	Management and Board of Directors Remuneration	(1.316)	(3.932)	(1.146)	(3.757)
3.06.02.02	Administrative	(1.404.224)	(3.787.260)	(1.359.517)	(3.561.889)
3.06.03	Financial	(601.540)	(978.046)	(1.065.873)	(449.933)
3.06.03.01	Income	1.595.329	5.158.488	1.325.766	4.481.413
3.06.03.02	Expenses	(2.196.869)	(6.136.534)	(2.391.639)	(4.931.346)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(5.776.981)	(15.492.490)	1.714.820	(5.261.278)
3.06.05.01	Taxes	(98.002)	(256.806)	(82.707)	(229.609)
3.06.05.02	Cost of Research and Technological Development	(413.973)	(1.111.605)	(474.761)	(1.258.157)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(664.347)	(2.209.598)	(642.605)	(1.702.074)
3.06.05.05	Healthcare and Pension Plan	(313.267)	(972.366)	(335.943)	(1.007.827)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(1.080.328)	(5.794.579)	5.175.809	2.670.229
3.06.05.07	Other Operating Expenses, Net	(3.207.064)	(5.147.536)	(1.924.973)	(3.733.840)
3.06.06	Equity Pick-up	2.608.468	6.632.553	192.925	2.730.949
3.07	Operating Income	8.234.573	25.410.876	15.821.978	39.584.760
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.09	Income before Taxes/Profit Sharing	8.234.573	25.410.876	15.821.978	39.584.760
3.10	Income Tax and Social Contribution	(1.574.907)	(5.610.583)	(5.273.106)	(11.532.747)
3.11	Deferred Income Tax	241.100	1.150.599	(134.838)	(1.196.982)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Capital	0	0	0	0
3.15	Net Income for the period	6.900.766	20.950.892	10.414.034	26.855.031
	NUMBER OF SHARES. EX-TREASURY (Thousand)	8.774.076	8.774.076	8.774.076	8.774.076
	NET INCOME PER SHARE (Reais)	0,78649	2,38782	1,18691	3,06072
	LOSS PER SHARE (Reais)

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.01	Net Cash - Operating Activities	2.964.119	19.373.407	14.734.540	40.984.707
4.01.01	Cash Provided by Operating Activities	12.542.519	38.887.370	2.271.744	25.128.403
4.01.01.01	Net Income for the year	6.900.766	20.950.892	10.414.034	26.855.031
4.01.01.02	Minority Interest	0	0	0	0
4.01.01.03	Equity Pick-up	(2.606.939)	(6.627.965)	(253.412)	(2.909.069)
4.01.01.04	Goodwill/Discount - Amortization	(1.529)	(4.588)	60.487	178.120
4.01.01.05	Depreciation, Exhaustion and Amortization	2.650.316	7.281.801	1.970.583	5.613.042
4.01.01.06	Impairment	279.859	121.439	19.724	0
4.01.01.07	Write-off of Dry Wells	303.164	955.188	355.402	893.164
4.01.01.08	Residual Value of Fixed Assets Written Off	9.291	39.733	(8.002)	2.351
4.01.01.09	Exchange and Monetary Variation and Charges on Financing	4.766.491	17.321.469	(10.421.910)	(6.701.218)
4.01.01.10	Deferred Income and Social Contribution Taxes, Net	241.100	(1.150.599)	134.838	1.196.982
4.01.02	Changes in Assets and Liabilities	(10.899.181)	(19.114.234)	10.372.790	13.499.404
4.01.02.01	Accounts Receivable	484.802	447.176	(798.883)	(2.152.887)
4.01.02.02	Inventories	(1.381.116)	(2.495.282)	(2.424.658)	(7.096.127)
4.01.02.03	Petroleum and alcohol accounts - STN	(1.542)	(7.041)	(3.717)	(6.908)
4.01.02.04	Exchange Variation of Permanent Assets	0	0	0	0
4.01.02.05	Accounts Payable to Suppliers	777.483	(1.392.042)	1.856.775	2.316.117
4.01.02.06	Taxes, Fees and Contributions	1.346.772	2.475.004	831.388	2.055.127
4.01.02.07	Project Financing Obligations	22.929	26.320	95.318	292.226
4.01.02.08	Healthcare and Pension Plans	346.413	809.815	302.917	910.638
4.01.02.09	Short term Operations with Subsidiaries and Affiliated Company	(12.494.922)	(18.978.184)	10.513.650	17.181.218
4.01.03	Others	1.320.781	(399.729)	2.090.006	2.356.900
4.01.03.01	Other Assets	341.023	(902.283)	671.330	140.145
4.01.03.02	Other Liabilities	979.758	502.554	1.418.676	2.216.755
4.02	Net Cash - Investment Activities	2.475.909	(36.614.968)	(8.167.805)	(22.400.600)
4.02.01	Investments in Business Segments	(11.758.824)	(31.680.444)	(8.065.098)	(22.066.366)

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 a 09/30/2009	4- 01/01/2009 a 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.02.02	Investments in Securities	14.527.904	(4.032.484)	75.196	179.869
4.02.03	Other Investments	(300.108)	(1.168.683)	(372.156)	(764.421)
4.02.04	Dividends Received	421.138	1.497.227	553.364	1.214.461
4.02.05	Undertakings Under Negotiation	(414.201)	(1.230.584)	(359.111)	(964.143)
4.03	Net Cash - Financing Activities	9.880.728	26.912.514	(16.154.790)	(18.662.116)
4.03.01	Financing and Loans, Net	17.329.288	20.528.600	(6.996.350)	(16.039.022)
4.03.02	Non Standard Credit Rights Investment Fund	(4.022.736)	16.218.760	(9.156.730)	3.563.474
4.03.03	Dividends Paid to Shareholders	(3.425.824)	(9.834.846)	(1.710)	(6.186.568)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	15.320.756	9.670.953	(9.588.055)	(78.009)
4.05.01	Opening Balance of Cash and Cash Equivalents	5.618.511	11.268.314	17.357.995	7.847.949
4.05.02	Closing Balance of Cash and Cash Equivalents	20.939.267	20.939.267	7.769.940	7.769.940

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2009 to 09/30/2009 (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES) VALUATION	8 - EQUITY ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	78.966.691	514.857	9.920	64.442.783	11.418.267	(482.239)	154.870.279
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	9.920	64.442.783	11.418.267	(482.239)	154.870.279
5.04	Income / Loss for the Period	0	0	0	0	6.900.766	0	6.900.766
5.05	Distributions	0	0	0	0	(1.754.815)	0	(1.754.816)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ capital	0	0	0	0	(1.754.815)	0	(1.754.816)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	(202)	0	202	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(406.151)	(406.151)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	74.058	74.058
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(480.209)	(480.209)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.12.01	Accumulated Consolidation Adjustments
5.13	Closing Balance	78.966.691	514.857	9.718	64.442.783	16.564.419	(888.390)	159.010.078

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 09/30/2009 (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / Loss for the Period	0	0	0	0	20.950.892	0	20.950.892
5.05	Distributions	0	0	0	0	(4.387.039)	0	(4.387.039)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(4.387.039)	0	(4.387.039)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	(566)	0	566	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(1.004.914)	(1.004.914)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	418.934	418.934
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(1.423.848)	(1.423.848)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing Balance	78.966.691	514.857	9.718	64.442.783	16.564.419	(888.390)	159.610.078

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
1	Total Assets	333.789.523	305.265.336
1.01	Current Assets	75.719.057	57.621.536
1.01.01	Cash and Cash Equivalents	30.088.286	10.072.162
1.01.01.01	Cash and Banks	2.659.284	2.580.910
1.01.01.02	Short Term Investments	27.429.002	7.491.252
1.01.02	Accounts Receivable	13.643.311	14.555.268
1.01.02.01	Customers	13.643.311	14.555.268
1.01.02.01.01	Customers	10.269.199	11.780.041
1.01.02.01.02	Credits with Affiliated Companies	1.048.781	1.015.617
1.01.02.01.03	Other Accounts Receivable	3.813.379	3.205.566
1.01.02.01.04	Allowance for Doubtful Accounts	(1.488.048)	(1.445.956)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	20.635.085	19.674.547
1.01.04	Other	11.352.375	13.319.559
1.01.04.01	Dividends Receivable	2.882	2.882
1.01.04.02	Recoverable Taxes	8.118.066	10.131.727
1.01.04.03	Prepaid Expenses	1.536.524	1.405.845
1.01.04.04	Other Current Assets	1.516.613	1.573.798
1.01.04.05	Marketable Securities	178.290	205.307
1.02	Non-current Assets	258.070.466	247.643.800
1.02.01	Long-Term Assets	25.204.083	24.442.390
1.02.01.01	Credits	9.034.805	7.550.039
1.02.01.01.01	Petroleum and Alcohol Accounts -STN	816.714	815.172
1.02.01.01.02	Marketable Securities	4.634.785	4.487.300
1.02.01.01.03	Investments in Privatization Process	3.193	3.193
1.02.01.01.04	Accounts Receivable, net	3.580.113	2.244.374
1.02.01.02	Credits with Affiliated Companies	117.990	138.975
1.02.01.02.01	With Affiliates	117.990	138.975
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	16.051.288	16.753.376
1.02.01.03.01	Project Financing	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	3.270.388	3.212.803
1.02.01.03.03	Deferred ICMS	2.533.981	2.417.944
1.02.01.03.04	Deferred PASEP/COFINS	5.859.394	5.609.634
1.02.01.03.05	Other Taxes	96.604	72.898
1.02.01.03.06	Judicial Deposits	1.808.553	1.776.809
1.02.01.03.07	Advance for Pension Plan	0	0
1.02.01.03.08	Advance to Suppliers	304.180	347.211
1.02.01.03.09	Prepaid Expenses	1.045.410	1.169.715
1.02.01.03.10	Compulsory Loans - Eletrobras	54	44

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 09/30/2009	4 - 06/30/2009
1.02.01.03.11	Inventories	226.309	228.259
1.02.01.03.12	Other Non-current Assets	906.415	1.918.059
1.02.02	Fixed Assets	232.866.383	223.201.410
1.02.02.01	Investments	5.588.953	5.499.256
1.02.02.01.01	In Affiliates	4.219.157	4.190.606
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	470.302	408.065
1.02.02.01.06	Discount in Affiliated Companies	(385.705)	(384.502)
1.02.02.01.07	Goodwill in Affiliated Companies	1.285.199	1.285.087
1.02.02.02	Property, Plant and Equipment	217.877.054	207.843.059
1.02.02.03	Intangible	6.878.960	7.260.230
1.02.02.04	Deferred Charges	2.521.416	2.598.865

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
2	Liabilities and Shareholders’ Equity	333.789.523	305.265.336
2.01	Current Liabilities	52.317.192	55.737.372
2.01.01	Loans and Financing	10.224.218	12.622.364
2.01.01.01	Financing	9.566.317	11.366.121
2.01.01.02	Interest on Financing	657.901	1.256.243
2.01.02	Debentures	0	0
2.01.03	Suppliers	14.813.655	14.498.820
2.01.04	Taxes, Contribution and Participation	10.119.230	12.780.767
2.01.05	Dividends Payable	4.171.089	6.021.731
2.01.06	Accruals	5.813.882	3.439.823
2.01.06.01	Payroll and Related Charges	2.538.553	2.287.037
2.01.06.02	Provision for Contingencies	2.102.310	54.000
2.01.06.03	Pension Plan	648.168	573.935
2.01.06.04	Healthcare benefits plan	524.851	524.851
2.01.06.05	Profit sharing for employees and management	0	0
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	7.175.118	6.373.867
2.01.08.01	Advances from Customers	723.165	582.335
2.01.08.02	Project Financing	215.179	192.250
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	415.188	463.915
2.01.08.04	Deferred Income	1.689	3.256
2.01.08.05	Others	5.819.897	5.132.111
2.02	Non-current Liabilities	121.453.141	95.786.069
2.02.01	Long-term Liabilities	121.453.141	95.786.069
2.02.01.01	Loans and Financing	79.236.816	55.256.396
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	32.065.501	29.991.586
2.02.01.03.01	Healthcare Benefits Plan	11.015.496	10.777.883
2.02.01.03.02	Contingency Accrual	787.305	805.528
2.02.01.03.03	Provision for Pension plan	3.593.726	3.521.313
2.02.01.03.04	Deferred Income Tax and Social Contribution	16.615.697	14.833.259
2.02.01.03.05	Other Deferred Taxes	53.277	53.603
2.02.01.04	Subsidiaries and Affiliated Companies	51.068	50.699
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	10.099.756	10.487.388
2.02.01.06.01	Provision for Dismantling of Areas	6.685.981	6.660.227
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	350.655	526.033
2.02.01.06.03	Deferred Income	1.211.908	1.170.898
2.02.01.06.04	Others Accounts and Expenses Payable	1.851.212	2.130.230
2.03	Deferred Income	0	0
2.04	Minority Interest	4.627.492	3.893.928

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
2.05	Shareholders’ Equity	155.391.698	149.847.967
2.05.01	Subscribed and Paid-in Capital	78.966.691	78.966.691
2.05.01.01	Paid in Capital	78.966.691	78.966.691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	514.857	514.857
2.05.02.01	AFRMM and other	0	0
2.05.02.02	Fiscal Incentive - Income Tax	514.857	514.857
2.05.03	Revaluation Reserve	9.718	9.920
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	9.718	9.920
2.05.04	Revenue Reserves	58.866.670	58.865.377
2.05.04.01	Legal	9.435.985	9.435.985
2.05.04.02	Statutory	899.378	899.378
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained Earnings	48.531.307	48.530.014
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	0	0
2.05.05	Equity valuation adjustments	567.399	572.716
2.05.05.01	Adjustments of securities	29.609	(29.479)
2.05.05.02	Accumulated translation adjustments	537.790	602.195
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/Accumulated losses	16.466.363	10.918.406
2.05.07	Advance for Future Capital Increase	0	0

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 07/01/2009 a 09/30/2009	4- 01/01/2009 a 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.01	Gross Operating Revenues	60.264.415	169.731.309	73.681.880	201.300.995
3.02	Sales Deductions	(12.386.796)	(34.654.123)	(13.498.316)	(38.318.158)
3.03	Net Operating Revenues	47.877.619	135.077.186	60.183.564	162.982.837
3.04	Cost of Products and/or Services Sold	(29.015.413)	(79.408.880)	(40.061.895)	(104.043.227)
3.05	Gross profit	18.862.206	55.668.306	20.121.669	58.939.610
3.06	Operating Expenses/Reveneus	(7.598.725)	(23.596.935)	(5.467.375)	(18.081.927)
3.06.01	Selling	(1.756.580)	(5.366.572)	(1.650.808)	(5.011.070)
3.06.02	General and Administrative	(1.965.524)	(5.552.625)	(1.912.780)	(5.083.210)
3.06.02.01	Management and Board of Directors Remuneration	(8.447)	(25.702)	(8.495)	(25.608)
3.06.02.02	Administrative	(1.957.077)	(5.526.923)	(1.904.285)	(5.057.602)
3.06.03	Financial	(517.517)	(25.702)	(484.996)	(885.200)
3.06.03.01	Income	911.796	2.595.644	605.505	1.922.353
3.06.03.02	Expenses	(1.429.313)	(4.258.099)	(1.090.501)	(2.807.553)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3.668.662)	(11.326.787)	(1.110.583)	(7.334.673)
3.06.05.01	Taxes	(108.871)	(435.611)	(152.128)	(431.647)
3.06.05.02	Cost of Research and Technological Development	(415.861)	(1.120.569)	(478.481)	(1.268.794)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(784.867)	(2.586.699)	(820.447)	(2.114.377)
3.06.05.05	Healthcare and Pension Plan	(335.141)	(1.030.370)	(356.073)	(1.068.218)
3.06.05.06	Net Monetary and Exchanges Variation	1.223.766	(941.090)	3.079.656	1.609.412
3.06.05.07	Other Operating Expenses, Net	(3.247.688)	(5.212.448)	(2.383.110)	(4.061.049)
3.06.06	Equity Pick-up	309.558	311.504	(308.208)	232.226
3.07	Operating income	11.263.481	32.071.371	14.654.294	40.857.683
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 07/01/2009 a 09/30/2009	4- 01/01/2009 a 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.09	Income before Taxes/Employee profit sharing	11.263.481	32.071.371	14.654.294	40.857.683
3.10	Income Tax and Social Contribution	(2.354.096)	(8.596.357)	(5.671.578)	(13.228.019)
3.11	Deferred Income Tax	(679.049)	524.511	267.666	(972.732)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ capital	0	0	0	0
3.14	Minority Interest	(927.768)	(3.146.689)	592.182	141.451
3.15	Net Income/loss for the period	7.302.568	20.852.836	9.842.564	26.798.383
	NUMBER OF SHARES. EX-TREASURY (Thousand)	8.774.076	8.774.076	8.774.076	8.774.076
	NET INCOME PER SHARE (Reais)	0,83229	2,37664	1,12178	3,05427
	LOSS PER SHARE (Reais)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 a 09/30/2009	4- 01/01/2009 a 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.01	Net Cash - Operating Activities	16.680.632	38.179.854	11.323.231	34.335.846
4.01.01	Cash Provided by Operating Activities	12.349.008	35.173.495	14.896.633	39.933.482
4.01.01.01	Net Income for the Year	7.302.568	20.852.836	9.842.564	26.798.383
4.01.01.02	Minority Interest	927.768	3.146.689	(592.182)	(141.451)
4.01.01.03	Equity Pick-up	(308.602)	(312.952)	226.929	(466.028)
4.01.01.04	Goodwill/Discount - Amortization	(956)	1.448	81.279	233.802
4.01.01.05	Depreciation, Exhaustion and Amortization	3.745.778	10.566.015	2.763.942	8.044.851
4.01.01.06	Impairment	412.176	549.958	271.472	539.748
4.01.01.07	Write-off of Dry Wells	304.582	1.062.346	374.825	934.639
4.01.01.08	Residual Value of Fixed Assets Written Off	5.536	185.653	513.162	559.987
4.01.01.09	Exchange and Monetary Variation and Charges on Financing	(718.891)	(353.987)	1.682.308	2.744.819
4.01.01.10	Deferred Income and Social Contribution Taxes, Net	679.049	(524.511)	(267.666)	972.732
4.01.02	Changes in Assets and Liabilities	1.837.768	966.672	(101.633)	(4.142.707)
4.01.02.01	Accounts Receivable	399.875	(361.932)	(1.510.367)	(4.769.516)
4.01.02.02	Inventories	(1.782.358)	(2.103.520)	(1.977.202)	(7.227.657)
4.01.02.03	Petroleum and Alcohol Accounts - STN	(1.542)	(7.041)	(3.718)	(6.909)
4.01.02.04	Exchange Variation of Permanent Assets	0	0	0	0
4.01.02.05	Accounts Payable to Suppliers	1.104.488	(356.048)	(468.228)	2.326.383
4.01.02.06	Taxes, Fees and Contributions	1.721.478	2.927.800	1.430.523	3.197.386
4.01.02.07	Project Financing Obligations	23.378	26.320	95.318	292.226
4.01.02.08	Healthcare and Pension Plans	384.259	858.279	345.734	1.041.298
4.01.02.09	Short Term Operations with Subsidiaries / Affiliated Companies	(11.810)	(17.186)	1.986.307	1.004.082
4.01.03	Others	2.493.856	2.039.687	(3.471.769)	(1.454.929)
4.01.03.01	Other Assets	485.342	(1.680.742)	(3.283.492)	(2.540.533)
4.01.03.02	Other Liabilities	2.008.514	3.720.429	(188.277)	1.085.604
4.02	Net Cash - Investment Activities	(18.445.476)	(50.621.595)	(12.483.402)	(34.533.886)
4.02.01	Investments in Business Segments	(18.292.061)	(49.834.841)	(12.421.033)	(34.364.286)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 a 09/30/2009	4- 01/01/2009 a 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.02.02	Investments in Securities	43.373	374.086	531.935	636.608
4.02.03	Other Investments	(208.555)	(1.207.044)	(416.160)	(892.403)
4.02.04	Dividends Received	11.767	46.204	(178.144)	86.195
4.02.05	Undertakings Under Negotiation	0	0	0	0
4.03	Net Cash - Financing Activities	22.015.079	27.152.013	(74.722)	(2.605.975)
4.03.01	Financing and Loans, Net	25.440.903	36.986.859	(73.012)	3.580.593
4.03.02	Non standard Credit Rights Investment Fund	0	0	0	0
4.03.03	Dividends Paid to Shareholders	(3.425.824)	(9.834.846)	(1.710)	(6.186.568)
4.04	Exchange Variation on Cash and Cash Equivalents	(234.111)	(510.580)	964.776	509.298
4.05	Increase (Decrease) in Cash and Cash Equivalents	20.016.124	14.199.692	(270.117)	(2.294.717)
4.05.01	Opening Balance of Cash and Cash Equivalents	10.072.162	15.888.594	11.046.248	13.070.848
4.05.02	Closing Balance of Cash and Cash Equivalents	30.088.286	30.088.286	10.776.131	10.776.131

11.01 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2009 to 09/30/2009 (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	78.966.691	514.857	9.920	64.442.783	11.418.267	(482.239)	154.870.279
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	9.920	64.442.783	11.418.267	(482.239)	154.870.279
5.04	Income / Loss for the Period	0	0	0	0	6.900.766	0	6.900.766
5.05	Distributions	0	0	0	0	(1.754.816)	0	(1.754.816)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Capital	0	0	0	0	(1.754.816)	0	(1.754.815)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	(202)	0	202	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(406.151)	(406.151)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	74.058	74.058
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(480.209)	(480.209)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	(5.576.113)	(98.056)	1.455.789	(4.218.380)
5.12.01	Accumulated consolidation adjustments	0	0	0	(5.576.113)	(98.056)	1.455.789	(4.218.380)
5.13	Closing Balance	78.966.691	514.857	9.718	58.866.670	16.466.363	567.399	155.391.698

11.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 09/30/2009 (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / Loss for the Period	0	0	0	0	20.950.892	0	20.950.892
5.05	Distributions	0	0	0	0	(4.387.039)	0	(4.387.038)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Capital	0	0	0	0	(4.387.039)	0	(4.387.038)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	(566)	0	566	0	0
5.07	Equity Evaluation Adjustments	0	0	0	0	0	(1.004.914)	(1.004.914)
5.07.01	Adjustments of Marketable Securities	0	0	0	0	0	418.934	418.934
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(1.423.848)	(1.423.848)
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase / Decrease in Capital	0	0	0	0	0	0	0
5.09	Constitution / Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Shares in Treasury	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	(5.576.113)	(98.056)	1.455.789	(4.218.380)
5.12.01	Accumulated consolidation adjustments	0	0	0	(5.576.113)	(98.056)	1.455.789	(4.218.380)
5.13	Closing Balance	78.966.691	514.857	9.718	58.866.670	16.466.363	567.399	155.391.698

FEDERAL PUBLIC SERVICE (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30,2009

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

1 Presentation of the financial statements

The quarterly information includes the changes in the corporation law introduced by Laws 11.638/07 and 11.941/09, which amended the articles of Law 6.404/76 that referred to the preparation of the financial statements. Therefore, the amounts referring to September 30, 2008 were reclassified in order to adjust them to the financial statements for the current period, thus facilitating comparability, as presented below.

	R$ mil

	Results for the period from
	January to September 2008

		Parent
	Consolidated	Company

Balances of the quarterly information as of September 30, 2008 prior
to the application of Laws 11.638/07 and 11.941/09:	26.560.272	26.469.477

Government subsidies and assistance	373.874	373.874
Financial instruments available for sale	217.056	217.056
Derivative financial instruments	(253.720)	(23.541)
Contractual commitments with transfer of benefits, risks and control of
assets	126.059	126.059
Effects of the changes in the exchange rates and translation of financial
statements	(225.158)	(307.894)

	238.111	385.554

Balances of the quarterly information as September 30, 2008 adjusted
for the purposes of comparability:	26.798.383	26.855.031

In shareholders’ equity as of September 30, 2008, the effects resulting from the initial adoption of the new legislation on January 1, 2008, net of tax effects, when applicable, totaled an increase of R$ 1.386.691 thousand in the Parent company and R$ 1.338.514 thousand in Consolidated.

As from fiscal year 2009, as established in CPC 13 - Initial Adoption of Law 11.638/07 and Law 11.941/08, goodwill originating from expectations of deferred income, arising from acquisition of other companies, are no longer amortized and are subject to impairment testing. In the period from January to September 2008 this amortization totaled R$ 205.817 thousand in the Parent Company and R$ 279.081 thousand in Consolidated.

The Board of Directors authorized the publication of these financial statements in a meeting held on November 13, 2009.

1.1 Transitory Tax Regime

The amounts presented in the Quarterly Information as of September 30, 2009 take into consideration the adoption of the Transitory Tax Regime by the Company, as permitted by Law 11.941, of May 27, 2009, the purpose of which is to maintain the fiscal neutrality of the changes in the Brazilian corporation law introduced by Law 11.638/07 and Law 11.941/09. The definitive option for the Transitory Tax Regime was manifested at the time of delivery of the corporate economic and tax information return (DIPJ) for calendar year 2008 on October 15, 2009 and is applicable to the 2008/2009 biennium. The temporary tax affects generated on account of applying the Transitory Tax Regime, when applicable, are computed and presented in deferred income and social contribution taxes.

2 Significant accounting policies

2.1 Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. Accordingly, the Company's financial statements include a number of estimates with respect to the selection of the useful lives of property, plant and equipment, of intangible assets and the market value of financial instruments, provisions for contingent liabilities, the calculation of the provisions for income-tax and other similar provisions.

2.2 Effects of changes in exchange rates and translation of financial statements

The Company's functional currency, as established by management, is the Real.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the parent company are recorded in shareholders' equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

The income statements of invested companies in a stable economic environment with a functional currency different from the parent company are translated by the monthly average exchange rate, and the other items of shareholders' equity are translated at the historic rate.

2.3 Intangible assets

Goodwill from expectations of future profitability resulting from the acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries) is presented as intangible assets and the goodwill resulting from acquisition of interests in affiliated companies is presented in investments.

This goodwill is no longer amortized since January 1st, 2009 and is subject to impairment testing. The effects of this amortization at September 30, 2008 are presented in Note 1.

2.4 Contracts with transfer of benefits, risks and control of assets

The Company records the rights that have as their objects tangible assets intended for the maintenance of the Company's activities resulting from operations that transferred the benefits, risks and control of these assets, as well as their correlated liability, in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract.

2.5 Government subsidies and assistance

Government subsidies for investments, received as from January 1, 2008, are recognized as revenue throughout the period, compared with the expenses that it intends to offset on a systematic basis, and are applied in Petrobras in the following manner:

•   Subsidies with re-investments: in the same proportion as the depreciation of the asset; and

•   Direct subsidies related to the operating profit: directly in the results.

The amounts allocated in the statement of income will be distributed to the tax incentive reserve, in the shareholders' equity.

The balances of the capital reserves referring to donations and subsidies for investments at December 31, 2007 were held in shareholders' equity until their total use, as established in Law 6.404/76.

2.6 Transaction costs and premiums on issuing securities

The Company presents equity titles and instruments of indebtedness at the amount received, i.e. net of the transaction costs, discounts and premiums incurred.

2.7 Adjustment to present value

The company applies the adjustment to present value to material transactions.

2.8 Financial instruments

The cash flow hedges are recorded in the balance sheet at their fair value, when they are classified as effective hedge, with effects in shareholders' equity, with later reclassification to the results when the transaction that is the object of the hedge has an impact on the results.

The derivative financial instruments used for hedge against changes in prices of oil and oil products are marked to market during their periods of effectiveness, with impacts in the financial results.

The adjustments to market value of the securities available for sale are presented in shareholders' equity until their settlement, when they will be transferred to the results.

2.9 Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008, which will continue to be amortized in up to 10 years, subject to impairment testing in conformity with the Law 11.941/09.

2.10 Revaluation reserve

The Company maintained the balance of the respective revaluation reserves as of December 31, 2007 until their total realization, in conformity with the Law 11.638/07.

2.11 Other operating income and expenses

The results from the disposal and write-off of assets of a permanent nature are presented as other operating income and expenses, except the balances resulting from capital gains and losses on investments, which are presented in the results of interests in investments.

3 Cash and cash equivalents

	R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Cash and banks	2.659.284	2.580.910	706.902	526.964
Interest earning bank deposits
- In Brazil
Exclusive investment funds:
. Interbank deposit	14.807.119	1.765.139	12.763.457	875.187
. Government bonds	21.761	177.174
. Credit rights			3.910.035	3.207.862
Financial investment funds:
. Exchange	5.000	5.041
. Interbank deposit	1.433.952	2.026.735
Government bonds	4.981.288
Other	203.774	191.562	140.410	101.654

	21.452.894	4.165.651	16.813.902	4.184.703

- Abroad
. Time deposit	3.819.732	1.848.558	2.165.039	735.845
. Fixed interest security	2.156.376	1.477.043	1.253.424	170.999

	5.976.108	3.325.601	3.418.463	906.844

Total financial investments	27.429.002	7.491.252	20.232.365	5.091.547

Total cash and cash equivalents	30.088.286	10.072.162	20.939.267	5.618.511

The financial investments in Brazil have immediate liquidity and comprise quotas in exclusive funds, whose proceeds are invested in federal government bonds and financial derivative operations, executed by the managers of the funds, with the US dollar futures contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F). The exclusive funds do not have material financial obligations and are limited to the obligations of daily adjustments of the positions on the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. Financial investment balances are recorded at cost, plus accrued income, which is recognized proportionally up to the balance sheet date at amounts not exceeding their respective market values.

At September 30, 2009, the Parent company had amounts invested in the Petrobras System's non-standard credit investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/or non-performing credit rights from operations carried out by companies in the Petrobras System, and aims at optimizing the financial management of the cash of the Parent company and its subsidiaries. The assignments of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 21.983.289 thousand (R$ 26.006.025 thousand at June 30, 2009) were offset in the Consolidated statements with the amounts invested in the FIDC-NP. The investments in government bonds in the FIDC-NP are recorded under Cash and cash equivalents (Consolidated) according to their respective realization terms.

At September 30, 2009, the subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company's projects, mainly the CLEP, Malhas and Marlim Leste (P-53) projects, equivalent to R$ 12.496.330 thousand (R$ 11.415.622 thousand at June 30, 2009). These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

4 Trade accounts receivable, net

	R$ thousand

	Consolidated		Parent company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Trade accounts receivable
Third parties	14,863,041	15,131,592	1,961,702	3,234,372
Related parties (Note 5.1)	1,166,771	1,154,592	69,968,170	80,952,976	(*)
Other	3,813,382	3,205,565	3,753,882	2,946,672

	19,843,194	19,491,749	75,683,754	87,134,020

Less: allowance for doubtful accounts	(2,501,780)	(2,553,132)	(298,556)	(279,118)

	17,341,414	16,938,617	75,385,198	86,854,902

Less: non-current trade accounts
receivable, net	(3,698,103)	(2,383,349)	(61,279,524)	(74,241,286)

Short-term accounts receivable, net	13,643,311	14,555,268	14,105,674	12,613,616

(*) It does not include the balances of dividends receivable of R$ 69.897 thousand as of September 30, 2009 (R$ 171.554 thousand as of June 30, 2009), reimbursements receivable of R$ 1.488.365 thousand as of September 30, 2009 (R$ 1.390.650 thousand as of June 30, 2009) and a Credit Assignment Investment Fund of R$ 3.788.062 thousand as of September 30, 2009 (R$ 3.792.644 thousand as of June 30, 2009).

	R$ thousand

Change in allowance for	Consolidated		Parent Company

doubtful accounts	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Balance at the beginning of the quarter	2.553.132	2.767.326	279.118	279.731
Additions (*)	50.945	122.655	21.158	4.817
Write-offs (*)	(102.297)	(336.849)	(1.720)	(5.430)

Balance at the end of the quarter	2.501.780	2.553.132	298.556	279.118

Current	1.488.048	1.445.956	298.556	279.118
Non-current	1.013.732	1.107.176

(*) It includes exchange variation gains on the allowance for doubtful accounts recorded in companies abroad.

5 Related parties

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market prices and conditions. The transactions for the purchase of oil and oil products carried out by Petrobras with its subsidiary PifCo have longer settlement terms due to the fact that PifCo is a subsidiary created for this purpose, with the levying of the due charges in the period. The passing on of prepayments for exports is carried out at the same rates as those obtained by the subsidiary. Intercompany loans are made in accordance with market conditions and applicable legislation.

At September 30 and June 30, 2009, losses are not expected on the realization of these accounts receivable.

5.1 Assets

	R$ thousand

	PARENT COMPANY

	CURRENT ASSETS			NON-CURRENT ASSETS

					Amounts
	Accounts	Cash and cash		Advance for	related to
	receivable, mainly	equivalents and	Dividends	future capital	construction of		Other	Reimbursement
	for sales	securities	receivable	increase	gas pipeline	Loans	operations	receivable	TOTAL ASSETS

SUBSIDIARIES (*)
Petroquisa	8.234			271.000					279.234
BR Distribuidora	1.092.814					216.902			1.309.716
Gaspetro	1.035.118			1.053.431	897.180	14.293			3.000.023
PifCo	4.322.734					25.531.557	21.659		29.875.950
PNBV	48.025			8.744			6.732		63.500
Downstream	87.797					300.555			388.352
Transpetro	269.826								269.826
PIB-BV Netherlands	200.541						66.044		266.585
Brasoil	16.649					31.612.538	3.610		31.632.797
BOC	100					222.089	223		222.412
Fundo de Investimento Imobiliário	111.047			85.040					196.087
Petrobras Comercializadora Energia Ltda	34.630								34.630
Petrobras Biocombustível S.A.	35.413			37.818					73.231
Marlim Participações S.A			52.043						52.043
Thermoelectric power plants	342.179		17.851	99.881		227.830			687.742
Other subsidiaries	3.123		3				11		3.137

	7.608.230		69.897	1.555.914	897.180	58.125.764	98.279		68.355.264
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	414.390							71.236	485.626
Nova Transportadora do Sudeste - NTS	454.023							34.511	488.534
Transportadora Urucu Manaus - TUM	318.585								318.585
PDET Off Shore								1.139.771	1.139.771
Cayman Cabiúnas Investment								242.718	242.718
Transportadora Gasene S.A	48.220								48.220
Credit Rights Investment Fund (**)	(121.972)	8.267.224							8.145.252
Other SPEs								128	128

	1.113.246	8.267.224						1.488.364	10.868.834
AFFILIATED COMPANIES	421.453								421.453

09/30/2009	9.142.929	8.267.224	69.897	1.555.914	897.180	58.125.764	98.279	1.488.364	79.645.551
06/30/2009	7.937.331	22.092.955	171.554	986.948	826.232	71.677.514	109.730	1.390.650	105.192.914

(*) Includes its subsidiaries and jointly controlled subsidiaries
(**) Includes (R$ 930.080 thousand) in assigned/performed receivables and R$ 808.108 thousand in prepaid expenses.

Interest rates for active loans

	R$ thousand

Index	09/30/2009	06/30/2009

TJLP + 5% p.a.	50.882	52.224
LIBOR + 1 to 3% p.a.	57.366.185	70.897.463
1.70% p.a.	300.555	304.766
101% of CDI	180.314	184.604
14.5% p.a.	79.054	81.167
IGPM + 6% p.a.	148.775	157.290

	58.125.765	71.677.514

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it is being paid off in the form of transport services over 12 years, since January 2000.

At September 30, 2009, the balance of the rights for future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10.7% p.a., is R$ 376.560 thousand (R$ 435.092 thousand at June 30, 2009), of which R$ 263.229 thousand is classified in long term receivable as an advance to suppliers (R$ 310.696 thousand at June 30, 2009) which includes the amount of R$ 105.872 thousand (R$ 116.536 thousand at June 30, 2009) related to the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At September 30, 2009, Petrobras' total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$ 897.180 thousand (R$ 826.232 thousand at June 30, 2009), and is classified under long-term assets as accounts receivable, net.

5.2 Liabilities

	R$ thousand

	PARENT COMPANY

	CURRENT LIABILITIES						NON-CURRENT LIABILITIES

				Contractual			Contractual
				commitments with			commitments with
	Suppliers, mainly for			transfer of benefits,			transfer of benefits,
	purchases of oil and	Advances from	Affreightment of	risks and control of	Assigned receivables		risks and control of			TOTAL
	oil products	clients	Platforms	assets	flow - FIDC	Other operations	assets	Loans	Other operations	LIABILITIES

SUBSIDIARIES (*)
Petroquisa	(20.450)	(17)				(27)				(20.494)
BR Distribuidora	(196.415)	(22.840)							(192.617)	(411.872)
Gaspetro	(601.128)	(175.116)								(776.244)
PifCo	(36.740.334)	(314.535)							(498.890)	(37.553.759)
PNBV	(44.109)	(23.436)	(1.464.553)							(1.532.098)
Downstream	(102.487)									(102.487)
Transpetro	(518.506)					(50)				(518.556)
PIB-BV Netherlands	(294.955)	(2.276)				(5)				(297.236)
Brasoil	(10.816)	(853)	(24.159)							(35.828)
Thermoelectric power plants	(283.979)	(20)		(9.406)			(592.619)			(886.024)
Marlim Participações S.A				(266.944)			(361.133)			(628.077)
Petrobras Biocombustível S.A.	(35.771)									(35.771)
Other subsidiaries	(7.947)	(32)				(282)				(8.261)

	(38.856.897)	(539.125)	(1.488.712)	(276.350)		(364)	(953.752)		(691.507)	(42.806.707)
SPECIFIC PURPOSE ENTITIES
PDET Offshore				(500.016)		(138.943)	(1.501.365)			(2.140.324)
Nova Transportadora do Nordeste - NTN				(504.547)			(743.340)			(1.247.887)
Nova Transportadora do Sudeste - NTS				(699.470)			(696.138)			(1.395.608)
Cayman Cabiunas Investment Co.				(145.625)			(0)			(145.625)
Cia Locadora de Equipamentos				(1.234.779)			(2.422.984)			(3.657.763)
Petrolíferos
Charter Development LLC				(782.127)			(2.574.917)			(3.357.044)
Barracuda Caratinga Leasing Co BV				(631.445)						(631.445)
Gasene Participações S/A				(180.406)			(1.232.424)			(1.412.830)
Credit Rights Investment Fund					(21.983.289)					(21.983.289)
Other SPEs				(1.751)						(1.751)

				(4.680.166)	(21.983.289)	(138.943)	(9.171.167)			(35.973.566)
AFFILIATED COMPANIES	(65.929)	(2.323)						(48.057)		(116.309)

9/30/2009	(38.922.826)	(541.448)	(1.488.712)	(4.956.516)	(21.983.289)	(139.307)	(10.124.920)	(48.057)	(691.507)	(78.896.582)
6/30/2009	(49.038.823)	(809.926)	(1.521.948)	(5.040.044)	(26.006.025)	(139.025)	(10.989.232)	(47.735)	(884.977)	(94.477.735)

(*) Includes its subsidiaries and jointly controlled subsidiaries
(**) Includes (R$ 930.080 thousand) in assigned/performed receivables and R$ 808.108 thousand in prepaid expenses.

5.3 Results

	R$ thousand

	PARENT COMPANY

	Results

			Exchange and
	Operating income,	Net financial	monetary variations,	TOTAL
	mainly from sales	income (expenses)	net	RESULTS

SUBSIDIARIES (*)
Petroquisa	190.552		504	191.056
BR Distribuidora	37.263.558	(8.954)	9.919	37.264.523
Gaspetro	3.123.924	(10.041)	(185.875)	2.928.008
PifCo	13.598.062	(290.760)	98.654	13.405.956
PNBV			448.782	448.782
Downstream	2.220.601	3.977	(86.362)	2.138.216
Transpetro	341.233		12.771	354.004
PIB-BV Netherlands	51.618		(2.873)	48.745
Brasoil		1.138.743	(8.567.751)	(7.429.008)
BOC		15.859	(95.221)	(79.362)
Petrobras Comercializadora Energia Ltda	182.864		1.251	184.115
Thermoelectric power plants	30.329	(43.943)	20.353	6.739
Cia Petrolífera Marlim		(76.555)		(76.555)
Other subsidiaries	131.515		(393)	131.122

	57.134.256	728.326	(8.346.241)	49.516.341
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN		(25.659)	398.890	373.231
Nova Transportadora do Sudeste - NTS		(29.199)	458.275	429.076
Transportadora Urucu Manaus - TUM	136.942			136.942
Cia. Locadora de Equipamentos Petrolíferos		(376.306)		(376.306)
PDET Offshore		(351.134)		(351.134)
Charter Development LLC		(197.101)	1.018.481	821.380
Cayman Cabiunas Investment Co.		(17.295)	78.675	61.380
Gasene Participações S/A		(61.218)		(61.218)
Transportadora Gasene	69.679			69.679
Barracuda & Caratinga Leasing		(17.730)	254.676	236.946
Credit Rights Investment Fund		1.240.712		1.240.712
Other SPEs		(968)	951	(17)

	206.621	164.102	2.209.948	2.580.671

AFFILIATED COMPANIES	5.894.061	(1.784)	(1.814)	5.890.463

January to September 2009	63.234.938	890.644	(6.138.107)	57.987.475
January to September 2008	66.478.430	(523.196)	2.501.231	68.456.466
(*) Includes its subsidiaries and jointly controlled subsidiaries

5.4 Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

At September 30 and at June 30, 2009, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

	R$ thousand

Date of maturity	09/30/2009							06/30/2009

of operations	Brasoil	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total

2009		355.620					355.620	1.249.024
2010	88.105	1.057.970	577.883	317.612			2.041.570	1.489.080
2011		783.520	6.062.121				6.845.641	10.113.192
2012		718.352	1.955.910				2.674.262	903.591
2013		151.139	665.385				816.524	896.196
2014		586.773	1.408.015				1.994.788	2.189.432
2015 onwards		4.123.716	13.267.641	533.430	9.264.253	5.339.356	32.528.396	16.591.842

	88.105	7.777.090	23.936.955	851.042	9.264.253	5.339.356	47.256.801	33.432.357

In conformity with Decree 4.543/2002, which established the Special Customs Regime for Exporting and Importing Assets Intended for Research Activities and Exploitation of Oil and Natural Gas Deposits (Repetro), Petrobras has been importing and exporting equipment and material under this regime. The benefit of these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil. An appropriate surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The appropriate sureties are being granted by Petrobras Distribuidora S/A (BR) and Petrobras Gás S/A (Gaspetro) and the remuneration charged is fixed at 0,30% p.a. on the amount of federal taxes that are suspended.

At September 30 and at June 30, 2009, the annual expenses incurred by Petrobras for obtaining the appropriate sureties were:

	R$ thousand

	09.30.2009	06.30.2009

BR	15.163	10.122
Gaspetro	6.946	4.294

Total	22.109	14.416

5.5 Transactions with government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and a pension fund resulted in the following balances:

	R$ thousand

	Consolidated

	09.30.2009		06.30.2009

	Assets	Liabilities	Assets	Liabilities

Petros (Pension fund)	11.608	325.120	-	321.657
Banco do Brasil S.A.	1.544.929	7.340.737	1.867.044	5.391.848
BNDES	650	33.918.809	-	10.387.333
Caixa Econômica Federal	509	3.615.236	337	3.614.100
Federal government - Proposed dividends and interest on shareholders' capital	-	1.139.775	-	1.949.844
Deposits tied to legal proceedings (CEF and BB)	1.537.097	60.814	2.019.940	89.401
Petroleum and alcohol account - Federal government credits	816.714	-	815.172	-
Government bonds	9.684.956	-	4.551.985	-
National Agency for Petroleum, National Gas and Bio fuels	-	2.048.310
Other	548.801	524.310	571.649	314.316

	14.145.264	48.973.111	9.826.127	22.068.499

Current	6.973.913	6.665.432	2.437.312	5.575.457
Non-current	7.171.351	42.307.679	7.388.815	16.493.042

The balances are classified in the Balance Sheet as follows:

	R$ thousand

	Consolidated

	09.30.2009		06.30.2009

	Assets	Liabilities	Assets	Liabilities

Assets
Current assets:	6.973.913		2.437.312

Cash and cash equivalents	6.477.368		1.944.670
Trade accounts receivable, net	60.967		57.235
Other current assets	435.578		435.407

Non-current assets:	7.171.351		7.388.815

Petroleum and alcohol account - STN	816.714		815.172
Deposits in court	1.537.097		2.019.940
Marketable securities	4.703.325		4.417.461
Other long-term assets realized	114.215		136.242

Liabilities
Current liabilities:		6.665.432		5.575.457

Financing		2.400.177		3.099.297
Proposed dividends		1.411.705		2.392.186
Other current liabilities		2.853.550		83.974

Non-current liabilities:		42.307.679		16.493.042

Financing		41.672.564		16.341.617
Other non-current liabilities		635.115		151.425

	14.145.264	48.973.111	9.826.127	22.068.499

5.6 Remuneration of the Company's key personnel

The total remuneration of short-term benefits for the Company's key personnel during the period from January to September 2009 was R$ 5.425 thousand (R$ 4.984 thousand in the period from January to September 2008), referring to seven officers and nine board members.

6 Inventories

	R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Products:
Oil products (*)	5.718.488	5.143.611	4.408.509	3.943.901
Alcohol (*)	685.919	597.792	297.316	287.890

	6.404.407	5.741.403	4.705.825	4.231.791

Raw materials, mainly crude oil (*)	8.640.546	8.329.436	6.788.855	6.198.484
Maintenance materials and supplies (*)	3.440.497	3.502.582	3.003.620	3.072.962
Advances to suppliers	2.077.027	1.889.587	1.991.012	1.815.656
Other	298.917	439.798	36.429	105.495

Total	20.861.394	19.902.806	16.525.741	15.424.388

Current	20.635.085	19.674.547	16.317.732	15.196.129
Non-current	226.309	228.259	208.009	228.259

(*) Includes imports in transit.

Raw material and oil and alcohol products are stated at the average value of the importing and production costs adjusted, when applicable, to their realization value.

7 Petroleum and alcohol accounts - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At September 30, 2009, the balance of the account was R$ 816.714 thousand (R$ 815.172 thousand at June 30, 2009) and this can be settled up by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

8 Marketable securities

	R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Available for sale	4.417.903	4.242.900	4.151.913	4.035.338
Trading		26.172
Held until maturity	395.172	423.535	4.365.904	18.893.441

	4.813.075	4.692.607	8.517.817	22.928.779

Less: current portion of securities	178.290	205.307	4.357.190	18.885.093

Non-current portion of securities	4.634.785	4.487.300	4.160.627	4.043.686

The securities, classified as long-term, are composed as follows:

	R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

NTN-B	4.364.539	4.248.149	4.151.913	4.035.338
B Certificates	58.895	64.642
Other	211.351	174.509	8.714	8.348

	4.634.785	4.487.300	4.160.627	4.043.686

The Series B National Treasury Notes (NTN-B) were given as a guarantee to Petros, on October 23, 2008, after signing the financial commitment agreement entered into between Petrobras and subsidiaries that are sponsors of the Petros Plan, unions and Petros, for settling of obligations with the pension plan. The face value of the NTN-B is indexed to the variation of the Amplified Consumer Price Index (IPCA). The coupon interest will be paid half-yearly at the rate of 6% p.a. on the updated nominal value of these papers and their maturities are in 2024 and 2035. At September 30, 2009, the balances of the National Treasury Notes - Series B (NTN-B) are updated according to their market value, based on the average price published by the National Association of Open Market Institutions - ANBIMA.

The B certificates were received by Brasoil on account of the sale of platforms in 2000 and 2001, with half-yearly maturities until 2011 and yielding interest equivalent to Libor plus 0,70% p.a. to 4.25% p.a.

At September 30, 2009, the Parent company had resources invested in a non standard credit assignment investment fund (FIDC-NP), related to non-performing credit rights of its operating activities in the amount of R$ 4.357.190 thousand and R$ 18.885.093 thousand at June 30, 2009. (Item 1.01.04.05 of current liabilities)

9 Project financing

Petrobras carries out projects jointly with Brazilian and international financial agents and with companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

9.1 Specific purpose entities

The project financing is made feasible through specific purpose entities (SPE), whose activities are, in essence, controlled by Petrobras through contractual commitments with the transfer of assumed benefits, risks and control and upon the termination of each contract the Company has the right to exercise its option for purchasing the assets or the total common shares of the SPEs.

a) Projects with assets in operation

The assets and liabilities originating from these contractual commitments are recognized in the individual financial statements of Petrobras as from the entry into operation of these assets and they are inserted in notes 12.1 (1) and15, respectively.

Project	Description	Main guarantees

Barracuda and	To make the development of the production of the Barracuda and Caratinga fields, in the Campos Basin viable. The SPE, Barracuda e Caratinga Leasing Company B.V. (BCLC) is responsible for setting up all the assets (wells, submarine equipment and production units) required for the project. It is also the owner of them.	Guarantee provided by Brasoil to
Caratinga		cover BCLC's financial needs.

NovaMarlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintaining the field assets through an advance already made to Petrobras.	30% of the production of the field
limited to 720 days.

CLEP	Companhia Locadora de Equipamentos Petrolíferos (CLEP) provides, for the use of Petrobras, assets linked to petroleum production located in the Campos Basin, through a lease agreement for a period of 10 years, at the end of which Petrobras will have the right to acquire the shares of the SPE or the project's assets.	Lease prepayments, in the event
the revenue is not sufficient to
meet obligations with financiers.

PDET	PDET Offshore S.A. is the owner of the project’s assets and its purpose is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast Region and for export. These assets have been leased to Petrobras until 2019.	All the project's assets.

Malhas	A consortium between Transpetro, Transportadora Associada de Gás (TAG), formerly TNS, Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through building assets related to the transport of natural gas. TAG (a company fully owned by Gaspetro) provides assets already built previously. Transpetro contributes as operator of the gas pipelines.	Prepayments based on transport
capacity to cover any eventual
consortium cash shortages.

Cabiúnas	Project with the purpose of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC) provides the assets to Petrobras under an international lease agreement.	Pledge of 10,4 billion m3 of gas.

Gasene	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1.4 thousand kilometers and a transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia. On August 10, 2009 new notes were issued in the amount of US$ 150 million and acquired by BB Fund. This was the first part of the issue authorized by the Executive Committee in June 2009, in an amount up to US$ 275 million. The first segment of the Gasene project, the Cabiúnas-Vitória gas pipeline, entered into operation on November 10, 2008. The second segment of the Cacimbas-Catu gas pipeline is in the construction stage.	Pledge of credit rights. Pledge of the shares of the SPE.

Project	Description	Main guarantees

Marlim Leste (P-53)	To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit, P-53, which will be chartered from Charter Development LLC. The bare boat charter agreement will be executed for a period of 15 years as from the date of signing.	All the project's assets will be given in guarantee.

Other (Albacora, Albacora/Petros and PCGC)		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.

b) Project financing in progress

The assets originating from project financing in progress are recorded in the property, plant and equipment of the SPEs until these assets enter into operation and they are inserted in note 12 of the consolidated statements of Petrobras.

Project	Description	Main guarantees

Amazônia US$ 2.1 billion (*)	Construction of 385 km of gas pipeline between Coari and Manaus, and 285 km of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermal electric power station through Companhia de Geração Termelétrica Manauara S.A.	Pledge of credit rights. Pledge of the shares of the SPE.

Mexilhão US$ 756 million (*)	Construction of a platform (PMXL-1) for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform.
	After it has been built, PMXL-1 will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields. After it has been built, PMXL-1 will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.	Pledge of credit rights. Pledge of the shares of the SPE.

Modernization of Revap US$ 1.65 billion (*)	The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap), bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels. To do this, the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) was created, which will build and lease to Petrobras a delayed coking plant, a coke naphtha hydro- treatment unit and the related units to be installed in this refinery.
	The Executive Committee authorized an additional payment of funds of US$ 450 million through issuing promissory notes, amounting to a total of US$ 750 million.	Prepayments of leasing to cover any eventual cash shortages of CDMPI.

(*) Estimated value of the investment in the project.

c) Finished project with the exercise of the purchase option

Project	Description	Main guarantees

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which provides Petrobras with the submarine equipment for petroleum production in the Marlim field.
	On April 30, 2009, Petrobras exercised its option for purchase of the shares of MarlimPar (holding company of CPM) and replaced board members and officers. The delisting of shares of MarlimPar and CPM has been concluded.	70% of the production of the field limited to 720 days.

9.2 Reimbursements receivable and Undertakings under negotiation

The balance of reimbursements receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties is presented in note 5.1.

The undertakings under negotiation, which encompass the expenses already realized by Petrobras for which there are no defined partners, total R$ 1.810.388 thousand at September 30, 2009 (R$ 1.444.118 thousand at June 30 2009).

These expenditures are recorded under long-term assets as structured financing in the individual statements of Petrobras and property, plant and equipment in the consolidated financial statements.

10 Deposits in court

The deposits in court are presented according to the nature of the corresponding lawsuits:

	R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Labor	674.147	636.779	643.464	605.896
Tax (*)	793.427	799.343	566.088	570.990
Civil (*)	330.491	331.798	301.376	306.095
Other	10.488	8.889	2.864	2.851

Total	1.808.553	1.776.809	1.513.792	1.485.832

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Other information

Search and apprehension of ICMS/tax substitution considered not to be due.

In the period from 2000 to 2001, Petrobras was sued in the courts of the States of Goiás, Tocantins, Bahia, Pará, Maranhão and the Federal District by petrol distribution companies under the supposed allegation that it did not pass on to the state governments the tax on circulation of goods and services (ICMS) withheld by law on the sale of fuels.

Of the total amount of these lawsuits, approximately R$ 80.159 thousand was effectively withdrawn from the Company's accounts, through legal decisions of advance relief. On appeal, these judicial rulings of advance relief were annulled.

Petrobras, with the support of the state and federal authorities, in addition to succeeding in stopping the execution of other withdrawals, is making every possible effort to obtain reimbursement of the amounts that have been unduly withdrawn from its accounts.

The current position of our legal advisers is that there is no expectation of future disbursements for the Company under these proceedings.

• Other restricted deposits

The courts have blocked other amounts due to labor grievances that totaled R$ 62.648 thousand at September 30, 2009 (R$ 38.729 thousand at June 30, 2009), classified under non-current assets as restricted deposits.

11 Investments

11.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies

	R$ thousand

	09.30.2009	06.30.2009

Interests in subsidiaries and affiliated companies:
Petrobras Distribuidora S.A. - BR	8.673.433	8.504.441
Petrobras Gás S.A. - Gaspetro	6.283.244	5.736.637
Petrobras Netherlands B.V. - PNBV	3.402.810	3.361.694
Termorio S.A.	3.027.121	2.946.490
Petrobras Transporte S.A. - Transpetro	2.170.069	2.054.919
Petrobras Química S.A. - Petroquisa	2.301.586	1.998.720
Braspetro Oil Services Company - Brasoil	946.522	1.099.753
Termomacaé Ltda	899.584	871.181
Refinaria Abreu e Lima S.A.	1.592.201	1.099.581
Downstream Participações Ltda.	852.035	722.346
Petrobras Comercializadora de Energia Ltda. - PBEN	325.138	285.313
FAFEN Energia S.A.	250.955	238.983
Sociedade Fluminense de Energia Ltda. - SFE	317.469	273.409
Termoceará Ltda.	228.858	221.113
Baixada Santista Energia Ltda.	220.423	259.639
Marlim Participações S.A	104.632	5.022
Usina Termelétrica de Juiz de Fora S.A.	153.156	160.398
Other companies	154.662	157.977
Goodwill/discounts in subsidiaries	(309.403)	(310.932)

	31.594.495	29.686.684

Jointly controlled subsidiaries
Termoaçu S.A.	532.396	507.419
Ibiritermo S.A.	54.435	50.373
UTE Norte Fluminense S.A.	64.680	60.818
Brasil PCH S.A.	61.634	56.827
Breitener Energética S.A.	40.025	42.590
Participações em Complexos Bioenergéticos S.A. - PC BIOS	31.416	31.736
Other companies	37.397	36.598

	821.983	786.361

Affiliated companies
Quattor Participações S.A.	521.320	486.655
UEG Araucária Ltda.	131.889	133.388
Other companies	36.002	41.866
Goodwill/discounts in affiliated companies	1.692.453	1.692.453

	2.381.664	2.354.362

Other investments	149.285	149.619

	34.947.427	32.977.026

11.2 Consolidated investments

	R$ thousand

	09.30.2009	06.30.2009

Affiliated companies
Braskem	1.431.406	1.272.271
Quattor Participações S.A.	653.583	610.124
Petroritupano - Orielo	603.018	658.064
Petrowayu - La Concepción	419.589	455.230
Petrokariña - Mata	285.806	313.831
UEG Araucária Ltda.	129.287	130.786
Ciesa	79.782	88.747
Refinor	67.546	73.925
Copergás - Cia Pernambucana de Gás	83.652	79.688
Deten Química S.A.	78.905	75.448
Other affiliated companies	386.583	432.492

	4.219.157	4.190.606

Goodwill/Discount
Subsidiaries	(385.705)	(384.502)
Affiliated companies	1.285.199	1.285.087

	899.494	900.585

Other investments	470.302	408.065

	5.588.953	5.499.256

Changes in goodwill/discount:

	R$ thousand

	Consolidated	Parent Company

Balance of goodwill/discount at 12/31/2008	944.448	1.435.613

Goodwill in the merger of Triunfo into Braskem	16.608
Goodwill on acquisition of shares of Marlim Participações	(57.151)	(57.151)
Amortization of discount	4.588	4.588
Transfer	(9.229)
Others (*)	230

Balance of the goodwill/discount at 09/30/2009	899.494	1.383.050

(*) Includes exchange variation on balances of companies abroad

In the parent company, the balance of the discount in the amount of R$ 310.598 thousand is recorded in investments and in the consolidated statements the amount of R$ 55.405 thousand is presented as deferred income in non-current liabilities.

11.3 Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock exchange:

	Lot of a thousand shares			Quotation on stock exchange (R$ per share)		Market value R$ thousand

Company	09.30.2009	06.30.2009	Type	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Subsidiaries
Petrobras Argentina (*)	678.396	678.396	ON	3,21	3,24	2.177.651	2.198.003

						2.177.651	2.198.003

Affiliated companies
Braskem	59.014	59.014	ON	10,90	6,98	643.253	411.918
Braskem	72.966	72.966	PNA	11,26	7,18	821.597	523.896
Quattor Petroquímica	51.111	51.111	PN	7,15	7,50	365.444	383.333

						1.830.294	1.319.147

(*) On January 1, 2009 Petrobras Energia Participaciones S.A. (Pepsa) was taken over by its subsidiary Petrobras Energia S.A. (PESA), which changed its company name to Petrobras Argentina S.A. This corporate restructuring was approved by the Comisión Nacional de Valores of Argentina.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

11.4 Other information

a) New investments abroad

a.1) Sale option of the Pasadena refinery by Astra

In a decision handed down on April 10, 2009, in an arbitration process existing between Petrobras America Inc. (PAI) and others and Astra Oil Trading NV (ASTRA) and others, which is in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA was confirmed as a valid with respect to PAI of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. (PRSI), a company which holds interests in the Pasadena refinery, and in its related trading company, both with operational offices in Texas. The operating, management and financial responsibilities have already been transferred to PAI, based on this preliminary decision of October 24, 2008.

According to the decision on April 10, the amount to be paid by PAI for the remaining 50% shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$ 466 million. The payment would be made in three installments, the first in the amount of US$ 296 million (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$ 85 million each, with due dates fixed by the arbitrators for September 2009 and September 2010. ASTRA presented a request for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel had already confirmed “in totum” the original decision without presenting any further explanations.

Until now the parties have not reached an agreement with respect to the finalization of the existing pending items for signing the term of agreement that will end the litigation and permit the payments that are the object of the decision.

The legal proceedings that aim at defining, amongst other matters, aspects such as the partial confirmation/review of the arbitration report and petitions, made by the parties, aiming at receiving reciprocal indemnities (in addition to those decided by the arbitrators) and devolution by ASTRA of books and documents of the companies whose shares it sold and which are being unduly withheld, also continue in progress.

In March 2009 a loss was recognized in the amount of R$ 341.179 thousand (US$ 147.365 thousand), corresponding to the difference between the value of the net assets and the value defined by the arbitration panel.

a.2) In Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V and Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$ 400 million net of the cash and cash equivalents of the companies purchased.

With this acquisition, Petrobras has guaranteed its participation in the Chilean fuel distribution market with a network of around 230 service stations, its presence in 11 airports, an interest in six distribution terminals, four of which are its own and two of which are joint ventures, and a 22% interest in the company Sociedad Nacional de Oleodutos and a 33,3% interest in the company Sociedad de Inversiones de Aviación.

b) Ipiranga Group

b.1) Refining assets

In March 2009 the receipt of the refining assets of the Ipiranga Group was finalized with the effective delivery of the shares of Refinaria de Petróleo Riograndense S.A. belonging to Petrobras and Braskem.

The delivery of the shares occurred concomitantly with the Refinery's capital increase through the subscription and consequent payment for new shares by Petrobras, Braskem and Ultrapar, in order to equalize the corporate interests between these companies. On March 18, 2009 a shareholders' agreement was executed between Petrobras, Ultrapar and Braskem, in which the governance rules for making the joint control and management between the signatories viable were established.

b.2) Distribution and asphalt assets

On March 6, 2009, the Board of Directors of Petrobras and Petrobras Distribuidora authorized the transfer of the interests in Alvo and IASA through a capital increase corresponding to the net equity of these companies.

On April 9, 2009, the Special General Shareholders' Meeting of Petrobras Distribuidora approved the proposed capital increase in the amount of R$ 670.966 thousand, thus concluding the process for transfer of Alvo and IASA, which became subsidiaries of Petrobras Distribuidora.

On October 31, 2009 the Special Shareholders' Meeting of Petrobras Distribuidora approved the total merger of Alvo into the equity of BR, for the purpose of optimizing management of the distribution business and benefiting from the estimated synergies at the time of acquisition of the Ipiranga Group.

c) Braskem Investment Agreement

The merger of Petroquímica Triunfo S.A. (Triunfo) into Braskem, in the terms of the protocol and justification for merger of April 7, 2009, was approved in the Special General Shareholders' Meeting of Braskem held on April 30 and in the Special General Shareholders' Meeting of Triunfo held on May 5. This transaction concluded the integration of assets established in the investment agreement between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, executed in November 2007 and approved by CADE in July 2008. With this merger Petroquisa now holds 31,0% of the voting capital and 25,3% of the total capital of Braskem.

d) Creation of companies of the Rio de Janeiro Petrochemical Complex (COMPERJ)

On February 5, 2009, Petrobras, in continuation of the implementation of the Rio de Janeiro Petrochemical Complex (COMPERJ), established six (6) joint stock companies, which are wholly owned subsidiaries, in Rio de Janeiro, as follows:

• Comperj Participações S.A. - a specific purpose entity that will hold the interests of Petrobras in the producing companies of COMPERJ;

• Comperj Petroquímicos Básicos S.A. - a company producing basic petrochemicals;

• Comperj PET S.A. - a company producing PTA/PET;

• Comperj Estirênicos S.A. - a company producing styrene;

• Comperj MEG S.A. - a company producing glycol ethylene and ethylene oxide; and

• Comperj Poliolefinas S.A. - a company producing polyolefines (PP/PE).

At first, Petrobras will hold 100% of the total and voting capital of these companies, when the integration and relationship model of the companies of COMPERJ is implemented. This model seeks to capture the synergies arising from locating a number of companies on the same production site. The assets, obligations and rights related to COMPERJ will be transferred to these companies by Petrobras at an opportune moment.

With the forming of these companies, Petrobras is initiating the preparation stage of the project for the entry of potential partners.

e) Acquisition of Marlim Participações S.A.

On April 30, 2009, Petrobras exercised its call option of 100% of Marlim Participações S.A. (MarlimPar). The exercise price for the option was R$ 700,00 (seven hundred reais), as established in the Option Agreement for the Purchase of Shares of Project Marlim, entered into on June 22, 1999 between Petrobras and the former shareholders of MarlimPar.

MarlimPar holds full control of Companhia Petrolífera Marlim (CPM), a specific purpose entity created for the development of the production of petroleum from the Marlim Field, Project Marlim. The acquisition of Marlimpar occurred after the full amortization of the investments of each one of the shareholders in Project Marlim, as well as after total fulfillment of all the financial obligations of Marlimpar and CPM.

12 Property, plant and equipment

12.1 By business segment (1)

	R$ thousand

	Consolidated

	09.30.2009			06.30.2009

	Cost	Accumulated depreciation	Net	Net

Exploration and production	171.331.785	(56.886.281)	114.445.504	110.053.036
Supply	68.471.873	(20.882.465)	47.589.408	42.801.499
Distribution	5.816.363	(2.504.797)	3.311.566	3.268.876
Gas and energy	39.101.663	(5.591.196)	33.510.467	30.843.402
International	26.328.948	(10.450.954)	15.877.994	17.967.159
Corporate	4.488.254	(1.346.139)	3.142.115	2.909.087

	315.538.886	(97.661.832)	217.877.054	207.843.059

(1) It includes assets arising from contracts that transfer the benefits, risks and control, as follows:

	R$ thousand

	Consolidated				Parent company

	09.30.2009			06.30.2009	09.30.2009			06.30.2009

	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Exploration and productio	1.790.465	(1.004.152)	786.313	1.043.683	17.586.966	(6.261.933)	11.325.033	11.732.751
Supply	517.476	(196.381)	321.095	325.888	577.389	(383.445)	193.944
Distribution	80.653	(8.957)	71.696	72.482
Gas and energy	-	-	-	-	6.086.105	(804.565)	5.281.540	5.322.588

	2.388.594	(1.209.490)	1.179.104	1.442.053	24.250.460	(7.449.943)	16.800.517	17.055.339

12.2 By type of asset

		R$ thousand

		Consolidated

		09.30.2009			06.30.2009

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	10,387,832	(3,153,809)	7,234,023	6,814,838
Equipment and other assets	3 to 30	127,454,966	(57,779,418)	69,675,548	68,646,698
Land		1,153,351	-	1,153,351	1,176,765
Materials		8,073,226	-	8,073,226	7,222,356
Advances to suppliers		5,308,721	-	5,308,721	5,448,546
Expansion projects		73,027,640	-	73,027,640	67,115,935
Petroleum and gas exploration and
production development costs (E&P)		90,133,150	(36,728,605)	53,404,545	51,417,921

		315,538,886	(97,661,832)	217,877,054	207,843,059

		R$ thousand

		Parent Company

		09.30.2009			06.30.2009

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	6,163,101	(1,784,339)	4,378,762	4,207,625
Equipment and other assets	3 to 30	78,981,888	(40,402,612)	38,579,276	36,557,207
Land		457,941		457,942	454,900
Materials		6,278,182		6,278,181	5,751,693
Advances to suppliers		1,609,466		1,609,466	1,672,099
Expansion projects		45,704,237		45,704,237	42,468,290
Petroleum and gas exploration and
production development costs (E&P)		75,582,758	(31,410,434)	44,172,324	41,680,672

		214,777,573	(73,597,385)	141,180,188	132,792,486

The equipment and facilities for petroleum and gas production, related to the respective developed wells are depreciated according to the monthly volume of production in relation to the proven and developed reserves of each producing field. The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production. Other equipment and assets not related to petroleum and gas production are depreciated according to their estimated useful life.

Material expenses incurred with programmed stoppages for maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in Property, plant and equipment.

These stoppages occur in programmed periods, on average every 4 years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

12.3 Petroleum and gas exploration and production development costs

		R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Capitalized expenditure	90.133.150	87.415.887	75.582.758	72.082.847
Accumulated depreciation	(35.278.943)	(34.677.272)	(30.070.553)	(29.188.157)
Amortization of abandonment expenses	(1.449.662)	(1.320.694)	(1.339.881)	(1.214.018)

Net investment	53.404.545	51.417.921	44.172.324	41.680.672

Expenditure on exploration and development of petroleum and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the cost of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the income statement when they are thus identified.

Capitalized costs and related assets are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Capitalized costs are depreciated using the unit of production method in relation to the proven, developed reserves. These reserves are estimated by the Company's geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

In accordance with the accounting practice that has been adopted, based on SFAS Pronouncement 143 - Accounting for Asset Retirement, issued by the Financial Accounting Standards Boards (FASB), the future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a balancing item to the provision recorded in liabilities that will bear these expenses.

The expense with the interest incurred on the provision for the liability, in the amount of R$ 237.063 thousand in the period from January to September 2009, is classified as Operating expenses - expenses with prospecting and drilling for extracting oil (item 3.06.05.04 of the Income Statement - Interim Financial Statements - Parent company).

12.4 Depreciation

Depreciation is presented as follows:

		R$ thousand

	Consolidated		Parent Company

	Jan-Sep/2009	Jan-Sep/2008	Jan-Sep/2009	Jan-Sep/2008

Portion absorbed in the costing:
Of assets	5.470.818	4.218.360	3.654.588	2.726.397
Of exploration and production expenses	3.265.263	2.098.030	2.442.139	1.703.506
Capitalized /provisioned cost
for abandonment of wells	432.312	370.559	392.520	366.698

	9.168.393	6.686.949	6.489.247	4.796.601

Portion recorded directly in statement of income	704.633	839.014	369.963	402.842

	9.873.026	7.525.963	6.859.210	5.199.443

13 Intangible assets

13.1 By business segment

		R$ thousand

		Consolidated

		09.30.2009		06.30.2009

		Accumulated
	Cost	amortization	Net	Net

Exploration and production	2.132.167	(338.733)	1.793.434	1.788.245
Supply	336.238	(106.749)	229.489	220.229
Distribution	1.291.990	(599.686)	692.304	691.173
Gas and energy	384.731	(46.208)	338.523	338.615
International	3.970.671	(1.199.835)	2.770.836	3.170.780
Corporate	2.015.219	(960.845)	1.054.374	1.051.188

	10.131.016	(3.252.056)	6.878.960	7.260.230

13.2 By type of asset

	R$ thousand

	Consolidated

		Software

				Goodwill from
				expectations of
	Rights and		Developed	future
	Concessions	Acquired	internally	profitability	Total

Balance at March 31, 2009	5.152.503	413.640	1.345.407	934.328	7.845.878

Addition	58.230	31.450	49.869	-	139.549
Write-off	3.569	(271)	(2.911)	-	387
Transfers	11.306	(130)	5.732	-	16.908
Amortization	(31.662)	(32.796)	(75.816)	-	(140.274)
Accumulated translation adjustment	(556.856)	(20.667)	-	(24.695)	(602.218)

Balance at June 30, 2009	4.637.090	391.226	1.322.281	909.633	7.260.230

Addition	26.490	19.006	102.246	-	147.742
Write-off	(14.964)	(294)	(4.596)	-	(19.854)
Transfers	(99.368)	5.572		1.202	(92.594)
Amortization	(39.172)	(42.919)	(74.085)	-	(156.176)
Accumulated translation adjustment	(245.602)	(3.003)	-	(11.783)	(260.388)

Balance at September 30, 2009	4 .264.474	369.588	1 .345.846	899.052	6 .878.960

Estimated useful life - years	25	5	5	Indefinite

	R$ thousand

	Parent Company

		Software

				Goodwill from
				expectations of
	Rights and		Developed	future
	Concessions	Acquired	internally	profitability	Total

Balance at March 31, 2009	1.696.025	175.886	1.330.269	548.469	3.750.649

Addition	3.395	8.173	51.846		63.414
Write-off	3.951	(324)	(2.911)		716
Transfers		(131)	293		162
Amortization	(475)	(20.020)	(69.629)		(90.124)

Balance at June 30, 2009	1.702.896	163.584	1.309.868	548.469	3.724.817

Addition	5.138	10.139	102.245		117.522
Write-off	(3.397)	(71)	(4.617)		(8.085)
Transfers	-	469	-		469
Amortization	(427)	(18.821)	(74.402)		(93.650)

Balance at September 30, 2009	1.704.210	155.300	1.333.094	548.469	3.741.073

Estimated useful life - years	25	5	5	Indefinite

The expenditure with rights and concessions include, mainly, the signature bonds corresponding to the offers for obtaining a concession for petroleum or natural gas exploration, and are recorded at the cost of acquisition, adjusted, when applicable, to their recovery value and amortized by the unit of production method with respect to the total proven reserves. In addition, software, trademarks and patents are also included in this group, amortized according to the straight-line method for their estimated useful life.

13.3 Devolution of exploration areas to ANP

During the third quarter of 2009, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the rights to:

• The exploration titles for the Potiguar Land Basin: BT-POT-62 (block POT-T-531) - total devolution of the block;

• The exploration titles for the Sergipe Land Basin: BT-SEAL-18 (block SEAL-T-455) - total devolution of the block;

• The exploration concession of the Recôncavo Terrestrial Basin: BT-REC-29 (block REC-T-265) - total devolution of the block;

• The exploration concessions for the Camamu/Amada Sea Basin: BM-CAL-6 (block BM-CAL-6) and BCAM-40 (block BCAM-40) - total devolution of the blocks;

• The exploration concession of the Espírito Santo Land Basin: BT-ES-24 (blocks ES-T-47, ES-T-67, ES-T-68 and ES-T-88) - total devolution of the blocks;

• The exploration concession for the Barreirinhas Sea Basin: BM-BAR-4 (blocks BARM-355, BAR-M-376, BAR-M-378 and BAR-M-399) - total devolution of the blocks.

13.4 Devolution to ANP of fields in the production stage operated by Petrobras

During the third quarter of 2009 Petrobras did not return any fields in the production stage to the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

14 Financing

		R$ thousand

		Consolidated

	Current		Non-current

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Abroad
Financial institutions	6.007.443	7.604.869	19.410.329	21.759.226
Bearer bonds - Notes, Global Notes	834.581	390.077	13.814.213	13.415.254
Trust Certificates - Senior/Junior	122.608	134.225	940.720	769.731
Other	350.028	523.704	177.810	195.160

Subtotal	7.314.660	8.652.875	34.343.072	36.139.371

In Brazil
Export Credit Notes	955.716	1.618.059	5.865.683	3.773.789
National Bank for Economic and Social
Development - BNDES	1.193.176	1.185.493	31.419.180	7.646.196
Debentures	220.750	441.421	3.626.721	3.706.934
FINAME - Earmarked for construction of Bolivia-
Brazil gas pipeline	78.666	86.428	148.975	160.835
Bank Credit Certificate	7.999	8.165	3.766.492	3.605.935
Advance on exchange contracts (ACC)	376.576	545.453
Other	76.675	84.470	66.693	223.336

Subtotal	2.909.558	3.969.489	44.893.744	19.117.025

	10.224.218	12.622.364	79.236.816	55.256.396

Interest on financing	(657.901)	(1.256.243)

Principal	9.566.317	11.366.121
Current portion of the financing in
non-current liabilities	(4.634.607)	(6.755.580)

Total short-term financing	4.931.710	4.610.541

		R$ thousand

		Parent Company

	Current		Non-current

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Abroad
Financial institutions	266.337	296.545	698.579	832.766

In Brazil
Export Credit Notes	955.716	1.618.059	5.865.683	3.773.789
Debentures	93.533	311.367	2.946.039	2.990.246
FINAME - Earmarked for construction of Bolivia-
Brazil gas pipeline	75.481	83.308	146.084	157.575
Bank Credit Certificate	8.000	8.166	3.605.934	3.605.933
Advance on exchange contracts (ACC)	373.441	403.862
Banco Nacional de Desenvolvimento Econômico
e Social - BNDES	27.281		8.814.623

Subtotal	1.533.452	2.424.762	21.378.363	10.527.543

	1.799.789	2.721.307	22.076.942	11.360.309

Interest on financing	(294.184)	(646.092)

Principal	1.505.605	2.075.215
Current portion of the financing in
non-current liabilities	(1.149.985)	(1.684.894)

Total short-term financing	355.620	390.321

14.1 Maturities of the principal and interest of the financing in non-current liabilities

	R$ thousand

	09.30.2009

	Consolidated	Parent Company

2010	6.774.601	1.396.927
2011	16.046.811	7.753.455
2012	6.356.811	1.760.943
2013	3.099.447	166.255
2014 onwards	46.959.146	10.999.362

Total	79.236.816	22.076.942

14.2 Interest rates for the financing in non-current liabilities

		R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Abroad
Up to 6%	21.915.662	25.104.296	576.524	664.270
From 6 to 8%	9.536.192	7.142.182	122.055	168.496
From 8 to 10%	2.578.081	3.507.832
From 10 to 12%	167.715	127.164
More than 12%	145.422	257.897

	34.343.072	36.139.371	698.579	832.766

In Brazil
Up to 6%	1.913.937	2.021.651	146.084	157.575
From 6 to 8%	25.434.676	721.362	8.814.623
From 8 to 10%	7.719.772	6.648.267	2.967.108	908.703
From 10 to 12%	9.825.359	9.725.745	9.450.548	9.461.265

	44.893.744	19.117.025	21.378.363	10.527.543

	44.168.431	45.865.116	10.149.127	11.360.309

14.3 Balances per currencies in non-current liabilities

		R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

US dollars	28.888.080	35.649.349	474.783	742.818
Yen	5.115.289	2.400.579	223.796	247.522
Euro	744.702	127.966
Reais	44.220.700	16.748.986	21.378.363	10.369.969
Other	268.045	329.516

	79.236.816	55.256.396	22.076.942	11.360.309

(*) At September 30, 2009 it included R$ 25.064.256 thousand in financing in local currency parameterized to the change in the US dollar.

The estimated fair values for long-term loans of the Parent Company and Consolidated at September 30, 2009 were R$ 22.870.280 thousand and R$ 80.627.350 thousand, respectively, calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and they may be compared to the carrying values of R$ 22.076.942 thousand and R$ 79.236.816 thousand.

The hedges contracted for coverage of notes issued abroad in foreign currencies are disclosed in Notes 26.

14.4 Raising of funds

The main long-term funding carried out in the period from January to September 2009 is shown in the following table:

a) Abroad

		Amount
		(US$
Company	Date	thousand)	Maturity	Description

PifCo	Feb/2009	1.500.000	2019	Global notes with coupon of 7,875%, issuing costs estimated at US$ 6 million and a premium of US$ 26 million.

PifCo	March to Sep/2009	5.600.000	Until 2012	Export prepayments at Libor plus market spread.

PifCo	Jul/2009	1.250.000	2019	Global notes with coupon of 7,875%, issuing costs estimated at US$ 5 million and a premium of US$ 87 million. Yield for the investor 1,25% less than the issue in February of this year.

		US$ 8.350.000

b) In Brazil

		Amount
		(US$
Company	Date	thousand)	Maturity	Description

Petrobras	March to Sep/2009	3.280.000	Until 2017	Export credit notes with an interest rate of 111,5% to 114% of average rate of CDI.

Petrobras, Rnest and TAG	Jul/2009	25.000.000	2030	Financing obtained from the National Bank for Economic and Social Development (BNDES) indexed to the variation of the US dollar plus market interest rate.

		US$ 28.280.000

14.5 Other information

The loans and financing are intended mainly for the purchase of raw material, development of oil and gas production projects, construction of ships and pipelines, as well as the expansion of industrial units.

14.5.1 Prepayment of exports

Petrobras and PFL hold Master Export Contracts and Prepayment Agreements between themselves and also with a Specific Purpose Entity not related to Petrobras, called PF Export Receivables Master Trust (PF Export), related to the prepayment of export receivables to be generated by PFL, through intermediation of sales on the international market of fuel oil acquired from Petrobras.

At September 30, 2009 the balance of export prepayments totaled R$ 498.890 thousand in non-current liabilities (R$ 580.796 thousand at June 30, 2009) and R$ 123.650 thousand in current liabilities (R$ 135.373 thousand at June 30, 2009).

14.5.2 Approval of line of financing for exporting and importing

On April 29, 2009 the Export-Import Bank of the United States (U.S. Ex-Im Bank) approved a line of financing for Petrobras in the amount of US$ 2 billion.

The amount financed may be drawn in different stages during the next two years, in accordance with the importing of goods and services, with a maximum term of payment of 10 years for each drawdown.

This approval reinforces the diversity of options of financing sources with which Petrobras can operate in order to finance its investment plan.

14.5.3 Program for Modernization and Expansion of the Fleet (PROMEF)

Transpetro has conditioned purchase and sale contracts with four Brazilian shipyards for the construction of 33 petrol tankers in the amount of R$ 8.655.080 thousand, with funds financed by BNDES through the Mercantile Marine Fund-FMM. These financings mature in 20 years, with a grace period of 48 months as from the first drawdown and with interest at the long-term interest rate (TJLP) + 2,5% p.a.

Until September 30, 2009 the amount of R$ 893.868 thousand had been provided for the construction of the ships. Of this amount, Transpetro provided R$ 389.676 thousand, of which R$ 255.190 thousand was from its own resources and R$ 134.486 thousand was from BNDES financing.

14.5.4 Financing for Project Amazônia

In 2008, Transportadora Urucu Manaus S/A (TUM) raised from the National Bank for Economic and Social Development (BNDES) the amount of R$ 1.028.170 thousand referring to the long term line of credit contracted on December 6, 2007 in the amount of R$ 2.489.500 thousand, with the intervention of Codajás Coari Participações Ltda. (Codajás).

The purpose of the raising of these funds was the construction by TUM of a gas pipeline of approximately 383 km for transport of natural gas, linking Coari to Manaus, as well as distribution lines to seven municipalities located along the pipeline, as well as other assets related to it, and a pipeline of approximately 279 km for transport of liquid petroleum gas (LPG), linking the Arara industrial park in Urucu to the Solimões Terminal, in Coari, and assets related to it, which are all in the State of Amazonas.

Part of the funds of R$1.295.394 thousand released in December 2007 was used for payment on December 17, 2007 of the bridge loan of R$ 800.000 thousand until then granted to TUM by the same bank.

This transaction was negotiated with the following conditions:

• Term: Maturity of the principal and financial charges in 48 quarterly installments (12 years);

• Grace period for the principal and interest: until 08/15/2010.

• Effective rate of interest: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period; and

• Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring.

In January 2009, R$ 60.000 thousand was released, and R$ 50.000 thousand was released in February 2009. There is still R$ 55.936 thousand of the contracted line of credit to be released by BNDES, through proof of the investments made in the Project.

14.5.5 Financing for the Gasene Project

a) Financing through BNDES foreign funds

During fiscal year 2008 and until the third quarter of 2009, Transportadora Gasene raised from the National Bank for Economic and Social Development (BNDES), the following amounts referring to the long-term credit lines contracted on December 27, 2007: (i) the amount of US$ 750,000 thousand, from the financing contract through onlending of foreign funds of BNDES (from the China Development Bank), and (ii) the amount R$ 932.677 thousand from the financing contract through funds of BNDES, itself, related to sub-loan A for GASCAV, and the amount of R$ 1.765.192 thousand related to sub-loan B for GASCAC.

On February 26, 2008, the bridge loans taken out from BNDES, in the amount of R$ 2.028.099 thousand, were fully paid off with the bank, in consideration for the first receipt from the lines of credit.

The purpose for raising these funds is the construction of the Cabiúnas-Vitória pipeline for transport of natural gas, which is approximately 300 km long and links Cabiúnas, in the municipality of Macaé, in the state of Rio de Janeiro, to the municipality of Vitória, in the state of Espirito Santo, and other related assets (GASCAV), as well as the Cacimbas-Catu pipeline for transport of natural gas, which is approximately 940 km long and links Cacimbas, in the state of Espírito Santo, to Catu, in the state of Bahia, and related assets (GASCAC), both of which are integral parts of Projeto Gasoduto Sudeste-Nordeste (the GASENE project).

These lines of credit were negotiated with the following conditions:

• Amount of the contract: US$ 750.000 thousand;

• Term: Maturity of the principal and payment of the financial charges on December 20, 2022;

• Effective rate of interest: 3,20% p.a.+ exchange rate;

• Transaction costs and premiums: 0,2% due on the value of the loan, as a fee for studies and structuring, totaling US$ 1.500 thousand, equivalent to R$ 2.513 thousand, + an up front fee of 5,0% of US$ 750.000 thousand, totaling US$ 37.500 thousand, equivalent to R$ 62.832 thousand + a commitment fee of 0,3% p.a., totaling US$ 885 thousand, equivalent to R$ 1.464 thousand.

b) Financing through BNDES own funds

• Amount of the contract: R$ 3.164.312 thousand, of which R$ 949.491 thousand refers to sub-loan A for GASCAV, and R$ 2.214.821 thousand refers to sub-loan B for GASCAC;

• Term: (i) Sub-loan A - Maturity of the principal and payments of the financial charges on October 15,2020, and (ii) sub-loan B - Maturity of the principal and payment of the financial charges in 48 quarterly payments (12 years) after the start-up of operation of Gascac;

• Effective rate of interest: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

• Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring, in the amount of R$ 6.329 thousand.

There is still R$ 16.814 thousand of the contracted line of credit to be released by BNDES referring to sub-loan A, and R$ 449.629 thousand referring to sub loan B, through proof of the investments made in the Project.

14.5.6 Debentures

The debentures issued through Petrobras to finance the anticipated acquisition of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO - Transportation Capacity Option), totaled R$ 43.0000 (43.000 debentures with a face value of R$ 10,00) with a maturity on February 15, 2015. These debentures are secured by common shares of TBG.

In August 2006, Refinária Alberto Pasqualini - Refap S.A. issued simple, registered, book-entry debentures for the purpose of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): Amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES with TJLP interest + 3,8% p.a.; 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2,3% p.a.. In May 2008 REFAP made a second issue with similar characteristics in a total amount of R$ 507.989 thousand, raising R$ 54.841 thousand in 2008 and R$ 27.016 thousand in 2009. The balance at September 30, 2009 was R$ 656.407 thousand, of which R$ 120.248 thousand is in Current liabilities.

14.5.7 Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A. where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). Refap has to maintain three times the value of the sum of the last installment due for the amortization of the principal and related charges.

Refap issued Industrial Credit Note 40/00627-1, on August 19, 2009, in favor of Banco do Brasil S/A., in the amount of R$ 50.000 thousand, to be given funds from the National Bank for Economic and Social Development (BNDES).

The credit is earmarked solely and exclusively for financing working capital. After the grace period, the amount will be paid in 24 (twenty-four) monthly installments. The due date of the first installment is October 15, 2010 and the last payment will be made on September 15, 2012, and each payment corresponds to the result of dividing the debtor balance by the number of installments payable.

Interest will be due at the rate of 0,387 effective percentage points per month, equivalent to an annual rate of 4,75 percentage points by way of spread above the long term interest rate (TJLP) published by the Central Bank of Brazil.

14.5.8 Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), Pesa transferred its 7,35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to ENRON and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee.

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares of TGS that CIESA would deliver to its financial creditors as partial payment of the debt. The remaining balance of the financial debt would be capitalized by the creditors.

The restructuring agreement established a period of validity until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

On April 21, 2009, AEI filed a petition for annulment of the process filed by CIESA in the state of New York.

On May 14, 2009, CIESA and AEI were present in the New York court for discussion of the petition for annulment filed by AEI. Up till now, the New York court has still not handed down a decision on the matter.

Also, on April 6, 2009, CIESA received notice of a petition for bankruptcy filed by AEI in the Argentine court. CIESA replied to the notice, opposing the petition for bankruptcy, justifying, mainly, the following motives: (i) difficulty in filling the requirements of a bankruptcy petition considering that the requests for Corporate Bonds have a statute of limitation under New York law, and (ii) CIESA is not insolvent.

In a decision in the second instance handed down by the Cámara Nacional en lo Comercial on October 13, 2009 the situation of insolvency required by AEI was dismissed.

As it is operating under long-term constraints which significantly hinder its ability to transfer capital to its investors and while the process for clearing the company's financial encumbrances is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, in conformity with CVM Instruction 247/96.

15 Contractual commitments

At September 30, 2009 the Company had financial commitments due to rights resulting from transactions with and without transfer of benefits, risks and control of these assets.

a) Future minimum payments of contractual commitments with transfer of benefits, risks and control of assets:

	R$ thousand

	09.30.2009

	Minimum	Minimum	Minimum
	receivables	payments	payments

2009	32.191	153.227	3.836.809
2010 - 2013	515.058	651.139	9.746.828
2014 onwards	2.028.042	42.310	9.514.626

Future payments/receivables from
estimated commitments	2.575.291	846.676	23.098.263

Less amount of annual interest	(1.318.399)	(80.833)	(7.948.786)

Present value of the minimum payments/receivables	1.256.892	765.843	15.149.477
Less current portion	(128.765)	(415.187)	(5.007.052)

Long term portion	1.128.127	350.656	10.142.425

b) Future minimum payments of contractual commitments without transfer of benefits, risks and control of assets:

	R$ thousand

	09.30.2009

	Consolidated	Parent Company

2009	3.059.216	5.341.028
2010 - 2013	36.614.743	45.688.478
2014 onwards	11.653.482	31.039.253

Total	51.327.441	82.068.759

In the period from January to September 2009, the company paid an amount of R$ 5.788.568 thousand in Consolidated (R$ 9.640.099 thousand in the Parent Company) recognized as an expense for the period.

16 Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the statement of income from January to September 2009 and 2008, are presented as follows:

		R$ thousand

	Consolidated		Parent Company

	Jan-Sep 2009	Jan-Sep 2008	Jan-Sep 2009	Jan-Sep 2008

Exchange income (expenses) on cash and cash equivalents	(558.097)	263.026	(691.743)	221.106
Exchange income (expenses) on financing	1.807.074	(325.179)	341.495	(108.491)
Exchange income (expenses) on financial leasing with third parties	29.748	5.445	21.533	(5.445)

	1.278.725	(56.708)	(328.715)	107.170

Monetary variation on financing	1.901.126	(257.386)	880.895	(237.040)

Financing expenses	(3.089.903)	(2.029.897)	(1.132.111)	(567.198)
Financial leasing expenses	(20.595)	(3.458)	(974)	(3.458)
Earnings on short-term investments	954.678	556.200	363.126	109.473
Net income from FIDC	-	-	(211.014)	41.493

	(2.155.820)	(1.477.155)	(980.973)	(419.690)

Financial expenses on net indebtedness	1.024.031	(1.791.249)	(428.793)	(549.560)

Exchange variation on assets abroad	(5.307.083)	2.048.447	(8.244.709)	2.591.116
Exchange variation on financial leasing (subsidiaries)	1.351.832	(123.436)	1.351.832	(123.435)
Hedge on sales and financial operations	(279.697)	136.683	154.044	100.184
Marketable securities	614.886	407.788	350.930	348.541
Financial leasing interest – companies of the system	-	-	(1.253.588)	(1.229.467)
Other financial income and expenses, net	49.940	47.483	751.539	750.494
Other exchange and monetary variations, net	(57.454)	(1.504)	546.120	332.423

Net financial results	(2.603.545)	724.212	(6.772.625)	2.220.296

(*) Includes monetary variation on financings in national currency parametrized to dolar variation.

17 Other operating expenses, net

		R$ thousand

	Consolidated		Parent Company

	Jan-Sep 2009	Jan-Sep 2008	Jan-Sep 2009	Jan-Sep 2008

Institutional relations and cultural projects	(671.999)	(866.779)	(621.909)	(815.846)
Operating expenses with thermoelectric power stations	(463.989)	(414.471)	(805.600)	(626.737)
Corporate expenses on security, environment and health care (SMS)	(241.270)	(296.614)	(240.271)	(286.650)
Collective labor agreements	(406.935)	(542.675)	(406.935)	(542.675)
Losses and contingencies with judicial proceedings	(2.329.615)	(382.777)	(2.231.057)	(173.211)
Contractual and regulatory fines	(14.582)	(375.815)	(19.864)	(414.994)
Contractual charges on transport services - ship or pay	(42.734)	(67.474)
Unscheduled stoppages and pre-operating expenses	(530.624)	(118.428)	(509.704)	(117.593)
Adjustment to market value of inventories	(550.366)	(251.748)	(121.439)
Other	39.666	(744.268)	(190.757)	(756.134)

	(5.212.448)	(4.061.049)	(5.147.536)	(3.733.840)

18 Taxes, contributions and interests

18.1 Recoverable taxes

		R$ thousand

Current assets	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

In Brazil:
ICMS	2.200.839	2.493.247	1.539.987	1.850.570
PASEP/COFINS	1.416.125	1.209.180	1.063.290	933.956
CIDE	33.378	33.039	31.483	31.283
Income tax	1.061.978	2.245.516	368.373	1.650.603
Social contribution	202.913	817.441	12.553	664.385
Deferred income tax and social contribution	2.287.366	2.147.748	2.003.933	1.854.286
Other taxes	422.138	440.064	229.267	226.849

	7.624.737	9.386.235	5.248.886	7.211.932

Abroad:
Added value tax - VAT	106.909	156.468
Deferred income tax and social contribution	54.615	40.665
Other taxes	331.805	548.359

	493.329	745.492	0	0

	8.118.066	10.131.727	5.248.886	7.211.932

18.2 Taxes and contributions and interests payable

		R$ thousand

Current liabilities	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

ICMS	1.424.305	1.543.015	1.139.317	1.255.267
PASEP/COFINS	1.010.669	1.608.024	764.854	1.397.224
CIDE	581.718	981.208	526.494	935.433
Special participation / Royalties	3.017.602	2.575.451	2.977.991	2.539.713
Income tax and social contribution withheld at source	300.468	457.963	288.191	411.566
Current income tax and social contribution	1.907.228	2.979.280	567.534	1.950.361
Deferred income tax and social contribution	1.064.452	1.862.652	877.421	1.658.637
Other taxes	812.788	773.174	357.255	347.848

	10.119.230	12.780.767	7.499.057	10.496.049

For purposes of calculating the income tax and social contribution on net income, the Company adopted the Transition Tax Regime, as established in Law 11.941/08, i.e. for calculating taxable income it considered the criteria of Law 6.404/76 before the amendments of Law 11.638/07. Confirmation of the option for this regime will be given at the time of delivery of the Corporate Income Tax Return (DIPJ) for calendar year 2008. Accordingly, the taxes on temporary differences, generated by adopting the new corporate law were recorded as provisions for deferred taxes and social contributions.

18.3 Deferred income tax and social contribution - non-current

		R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Non-current
Assets
Deferred income tax and social contribution	3.270.388	3.212.803	458.336	467.607
Deferred ICMS	2.533.981	2.417.944	1.833.892	1.748.153
Deferred PASEP and COFINS	5.859.394	5.609.634	5.849.506	5.336.547
Other	96.604	72.898

	11.760.367	11.313.279	8.141.734	7.552.307

Liabilities
Deferred income tax and social contribution	16.615.697	14.833.259	13.912.867	12.712.960
Other	53.277	53.603

	16.668.974	14.886.862	13.912.867	12.712.960

18.4 Deferred income tax and social contribution

The grounds and expectations for realization of deferred income tax and social contribution are presented as follows:

a) Deferred income tax and social contribution assets

	R$ thousand

	09.30.2009

Nature	Consolidated	Parent Company	Grounds for realization

Pension plan	350.141	333.001	Through payment of the contributions of the sponsor.

Unearned income between companies of the system		1.198.196	Through the effective realization of profits.

Provisions for contingencies and doubtful accounts	1.118.446	941.061	Through fiscal consummation of the loss and filing of lawsuits and overdue receivables.

Tax losses	965.826		With future taxable income.

Provision for investment in research and development	78.387	78.387	Through realization of the expenditures.

Temporary difference between the criteria for accounting and fiscal depreciation	237.698	103.483	Realization in the term of straight-line depreciation of the assets.

Absorption of conditional financing	75.110		Expiration of the financing agreements.

Provision for exports in transit	249.519	249.519	Through recognition of the revenue.

Other	1.339.046	756.818

Total	5.612.369	2.462.269

Non-current	3.270.388	458.336
Current	2.341.981	2.003.933

b) Deferred income tax and social contribution liabilities

	R$ thousand

	09.30.2009

Nature	Consolidated	Parent Company	Grounds for realization

Costs with exploration and drilling for petroleum	14.208.124	14.208.124	Depreciation based on the production unit method in relation to proven/developed reserves of oil fields.

Temporary difference between accounting and tax depreciation criteria	1.032.230	46.633	Depreciation over the useful life of the asset or disposal.

Income and social contribution taxes - foreign operations	261.048	219.483	Occurrence of triggering events for availability of income.

Investments in subsidiaries and affiliated companies	232.006		Occurrence of triggering events for availability of income.

Foreign exchange variation	(64.006)	(739.345)	Settlement of the contracts.

Tax losses	13.225		With future taxable income.

Temporary difference of contractual commitments with transfer of benefits, risks and control of assets	1.292.320	995.742	Through payment of the commitments.

Other	705.202	59.651

Total	17.680.149	14.790.288

Non-current	16.615.697	13.912.867
Current	1.064.452	877.421

c) Realization of deferred income tax and social contribution

In the Parent company, the realization of deferred tax credit assets in the amount of R$ 2.462.269 thousand does not depend on future income because they will be absorbed annually by the realization of the deferred tax liability. In the Consolidated statements, for the portion that exceeds the Parent Company's balance, when applicable, the managements of the subsidiaries, based on projections they have made, expect to offset these credits in a period of up to 10 years.

	R$ thousand

	Expectations of realization

	Consolidated		Parent Company

	Income tax and CSLL deferred assets	Income tax and CSLL deferred liabilities	Income tax and CSLL deferred assets	Income tax and CSLL deferred liabilities

2009	2.319.690	1.328.092	2.003.933	877.421
2010	810.878	1.727.909	155.437	1.462.653
2011	167.189	1.753.364	42.935	1.470.053
2012	181.717	1.725.807	816	1.467.886
2013	411.649	2.616.335	259.148	2.305.500
2014	210.741	1.778.482	0	1.452.940
2015 onwards	1.510.505	6.750.160	0	5.753.835

Portion recorded in the accounting	5.612.369	17.680.149	2.462.269	14.790.288
Portion not recorded in the accounting	1.945.876	0	764.872	0

Total	7.558.245	17.680.149	3.227.141	14.790.288

The subsidiary Petrobras Energia S.A. (Pesa) and its subsidiaries have tax credits arising from accumulated tax losses amounting to approximately R$ 51.564 thousand (US$ 29.000 thousand) which are not recorded in their assets. In accordance with specific tax legislation in Argentina and other countries where Pesa has investments, which defines the expiration date for such credits, these credits may only be offset against future taxes payable until 2010 at the latest, limited to R$ 5.334 thousand (US$ 3.000 thousand), and from 2010 onwards limited to R$ 46.230 thousand (US$ 26.000 thousand).

In addition, the subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to the equivalent of R$ 1.039.104 thousand (US$ 584.390 thousand) resulting from accumulated tax losses, arising mainly from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years. Accordingly, the amounts of R$ 2.708 thousand (US$ 1.523 thousand) until 2024, R$ 10.349 thousand (US$ 5.820 thousand) until 2025, R$ 201.361 thousand (US$ 113.245 thousand) until 2026, R$ 231.141 thousand (US$ 129.993 thousand) until 2027, R$ 331.985 thousand (US$ 186.708 thousand) until 2028 and R$ 261.560 thousand (US$ 147.101 thousand) in 2029 may be offset.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized according to the tax legislation of each country, if the venture is successful, through the generation of future taxable income.

18.5 Reconciliation of income tax and social contribution on profit

The reconciliation of taxes calculated according to nominal, statutory rates and the amount of taxes recorded in fiscal years 2009 and 2008 are presented as follows:

a) Consolidated

	R$ thousand

	Jan-Sep 2009	Jan-Sep 2008

Income for the year before taxes and after employee profit sharing	32.071.371	40.857.688

Income tax and social contribution at statutory rates (34%)	(10.904.266)	(13.891.613)
Adjustments for calculation of the effective rate:
• Permanent additions, net	(356.213)	(352.021)
• Tax incentives	91.422	113.216
• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	1.491.593	-
• Tax credits of companies abroad in the exploration stage	(39.270)	(157.594)
• Tax losses	311.459	(104.028)
• Results of companies abroad not subject to taxation	916.402	305.041
• Others	417.027	(113.752)

Expense for provision for income tax and social contribution	(8.071.846)	(14.200.751)

Deferred income tax/social contribution	524.511	(972.732)
Current income tax/social contribution	(8.596.357)	(13.228.019)

	(8.071.846)	(14.200.751)

Effective rate for income tax and social contribution	25,2%	34,8%

b) Parent Company

	R$ thousand

	Jan-Sep 2009	Jan-Sep 2008

Income for the year before taxes and after employee profit sharing	25.410.876	39.584.759

Income tax and social contribution at statutory rates (34%)	(8.639.698)	(13.458.818)
Adjustments for calculation of the effective rate:
• Permanent additions, net ( * )	1.920.054	544.484
• Tax incentives	89.469	109.980
• Credit resulting from inclusion of interest on shareholders' capital as operating expenses	1.491.593
• Other items	678.598	74.625

Expense for provision for income tax and social contribution	(4.459.984)	(12.729.729)

Deferred income tax/social contribution	1.150.599	(1.196.982)
Current income tax/social contribution	(5.610.583)	(11.532.747)

	(4.459.984)	(12.729.729)

Effective rate of income tax and social contribution	17,6%	32,2%

( * ) It includes equity accounting and goodwill/discounts

19 Employee benefits

19.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a)Petros Plan

Fundação Petrobras de Seguridade Social (Petros) is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan receive a supplement to the benefits provided by the Social Security system. The Petros Plan is a closed plan for the employees of the Petrobras system, hired since September 2002.

At September 30, 2009, the Petros Plan is sponsored by the following companies within the ambit of the Petrobras system: Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A.

The evaluation of the Petros costing plan is done by independent actuaries on a capitalization basis for the majority of the benefits. With the most recent regulatory adjustments for the Plano Petros, this plan now receives regular contributions from the sponsoring companies, in amounts equal to the amounts of the contributions of the participants (employees) and assisted persons (retired employees and pensioners), i.e. equally.

In the event of a deficit in the defined benefit plan, as established by Constitutional Amendment 20 of 1998, this should be resolved through an adjustment to the costing plan through extraordinary contributions calculated by the added value method and these costs should be shared equally between the sponsors and the members of the plan.

The actuarial commitments to the pension and retirement plan benefits are provisioned for in the company's balance sheet in accordance with the projected credit unit method. This method considers each period of service as generating an additional unit of benefit, net of the assets guaranteeing the plan, when applicable, and the costs referring to the increase in the present value of the obligation resulting from the service provided by the employees are recognized during his period of service.

The actuarial gains and losses generated by the differences between the amounts of the obligations and assets calculated based on actuarial assumptions and those effectively incurred are considered in the determination of the net actuarial commitment. These gains and losses are amortized over the average remaining period of service of the active employees.

On October 23, 2008, Petrobras and the subsidiaries that are sponsors of the Petros Plan, union entities and Petros signed a Financial Commitment Agreement, after legal ratification to cover obligations with the pension plan, which will be paid in half-yearly installments of interest of 6% p.a. on the debit balance, updated actuarially and by the IPCA (Amplified Consumer Price Index), for the next 20 years, as previously established in the renegotiating process. At September 30, 2009, the balance of the consolidated obligation was R$ 3.747.947 thousand (R$ 3.504.595 thousand in the Parent Company), of which R$ 81.680 thousand (R$ 76.338 thousand in the Parent Company) matures in 2009.

The company's obligation, through the Financial Commitment Agreement, represents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment to the plan's regulations in relation to the benefits, and in the closing of existing litigations.

On April 16, 2009, the Regional Federal Court of the First Region, in Brasília, suspended the effects of an injunction granted on March 24, 2009, to oil worker unions, retired workers' associations and other associations, which nullified the renegotiation process. Accordingly, all the changes in the regulations of the plan arising from this process were maintained.

At September 30, 2009, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 3.662.217 thousand (R$ 3.449.591 thousand in the Parent Company), acquired to balance liabilities with Petros, which will be held in the Company's portfolio as a guarantee for the Financial Commitment Agreement.

b) Petros Plan 2

As from July 1, 2007, Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A. implemented a new supplementary pension plan, called Petros Plan 2, in the form of a variable contribution or mixed plan for the employees with no supplementary pension plan. In 2008 Ipiranga Asfaltos S.A. (IASA), Alvo Distribuidora de Combustíveis Ltda. and FAFEN Energia S.A. joined the plan.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. At September 30, 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was R$ 142.283 thousand (R$ 138.788 thousand in the Parent company).

The sponsors Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A. assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from later hiring, until August 29, 2007. The plan will continue to be open for inscriptions after this date, but there will no longer be payment for past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the member had no plan and, therefore, will cover the part related to the members and the sponsors.

19.2 Petrobras International Braspetro B.V. - PIB BV

19.2.1 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees in accordance with the contributions specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the Company makes, which at September 30, 2009 was R$ 3.981 thousand.

b) Defined benefit pension plan

b.1) Termination Indemnity Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month's salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2) "Compensator Fund" Plan

This plan is available for all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If it produces an amount, duly certified by an independent actuary, exceeding the funds transferred to trusts earmarked to pay the defined benefit granted by the plan, Pesa will be able to use this amount, only needing to make the due communication to the trustee.

19.3 Nansei Sekiyu S.A.

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefit plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the Company. Contributions are made only by the sponsor. The plan is managed by the Sumitono Trust.

19.4 Healthcare benefits plan

Petrobras and its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A. have a health care plan (AMS) that has defined benefits and covers all present and retired employees of the companies in Brazil and their dependents. The plan is managed by the Company, itself, and the employees contribute a fixed monthly amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The Company's commitment with respect to future benefits due to the employees participating in the plan is calculated annually by an independent actuary, based on the projected credit unit method, in a manner similar to the calculations made for the commitments to pensions and retirements described earlier.

The health care plan is not covered by guarantor assets. The benefits are paid by the Company, based on the costs incurred by the plan members.

19.5 Other defined contribution plans

The subsidiaries Transpetro and Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG), sponsor defined contribution retirement plans for their employees.

19.6 The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

	R$ thousand

	Consolidated			Parent Company

	Pension plan Defined benefit	Pension plan Variable contrib.	Supplem. Healthcare Benefits	Pension plan Defined benefit	Pension Plan Variable contrib.	Supplem. Healthcare Benefits

Balance at January 1	3.982.439	121.130	10.820.393	3.429.502	115.633	10.003.258
(+) Costs incurred in the period	557.564	67.146	1.050.877	499.076	62.233	987.975
(-) Payment of contributions	(274.879)	(65.801)	(330.934)	(243.670)	(60.189)	(313.953)
(-) Payment of the financial commitment agreement	(129.479)			(121.680)
Other	(14.988)	(1.238)	11	1	10	12

Balance at September 30	4.120.657	121.237	11.540.347	3.563.229	117.687	10.677.292

	R$ thousand

	Consolidated			Parent Company

	Pension plan Defined benefit .	Pension plan Variable contrib	Supplem. Healthcare Benefits	Pension plan Defined benefit	Pension plan Variable contrib.	Supplem. Healthcare Benefits

Present amount of the liabilities in excess of the fair value of the assets	4.762.460	213.972	10.594.807	4.293.868	203.831	9.905.198
Unrecognized actuarial gains/(losses)	(462.836)	22.265	985.112	(584.210)	22.848	808.370
Unrecognized past service cost	(178.967)	(115.000)	(39.572)	(146.429)	(108.992)	(36.276)

Net actuarial liability	4.120.657	121.237	11.540.347	3.563.229	117.687	10.677.292

	R$ thousand

	Consolidated		Parent Company

	Pension plan	Supplem. Healthcare Benefits	Pension plan	Supplem. Healthcare Benefits

Current liabilities:
Defined benefit plan	561.564	524.851	530.754	493.221
Variable contribution plan	86.604		85.798

	648.168	524.851	616.552	493.221

Non-current liabilities
Defined benefit plan	3.559.093	11.015.496	3.032.475	10.184.071
Variable contribution plan	34.633		31.889

	3.593.726	11.015.496	3.064.364	10.184.071

Total	4.241.894	11.540.347	3.680.916	10.677.292

The net expenditure with pension and retirement benefit plans granted and to be granted to employees, retired employees and pensioners, and healthcare plans for the period from January to September 2009, according to the calculations made by independent actuaries, includes the following components:

	R$ thousand

	Consolidated			Parent Company

	Pension plan Defined benefit	Pension plan Variable contrib.	Supplem. Healthcare Benefits	Pension plan Defined benefit	Pension plan Variable contrib.	Supplem. Healthcare Benefits

Current service cost	250.489	79.368	112.359	219.895	74.743	103.091
Cost of interest:
· With a financial commitment agreement	277.879			259.890
· Actuarial	3.276.947	29.125	943.701	3.059.654	27.732	882.058
Estimated income from the plan's assets	(2.987.580)	(12.116)		(2.799.440)	(11.647)	-
Unrecognized amortization of actuarial (gains)/losses	1.653	277	(8.266)	-	-	-
Contributions by members	(279.236)	(34.832)		(257.860)	(33.627)	-
Unrecognized past service cost	17.555	5.069	3.103	16.937	5.045	2.847
Other	(143)	255	(20)	-	(13)	(21)

Net costs for the period	557.564	67.146	1.050.877	499.076	62.233	987.975

The updating of the liabilities was recorded in the results for the period, as shown below:

	R$ thousand

	Consolidated			Parent Company

	Pension plan Defined benefit	Pension plan Variable contrib.	Supplem. Healthcare Benefits	Pension plan Defined benefit	Pension plan Variable contrib.	Supplem. Healthcare Benefits

Related to present employees:
Absorbed in the costing of operating activities	144.633	32.212	166.708	142.109	31.514	162.576
Directly to income	134.827	3 4.317	132.520	97.077	30.279	113.363
Related to retired employees	278.104	6 17	751.649	259.890	440	712.036

Net costs for the period	557.564	67.146	1.050.877	499.076	62.233	987.975

20 Tax incentives

At September 30, 2009, the balance of R$ 62.762 thousand (item 2.02.01.06.04 of the non-current liabilities – QTR - Petrobras) originates from the part of the reinvestment project approved by SUDENE, which is being allocated to the income statement for the year in the same proportion that the corresponding asset is depreciated.

21 Shareholders' equity

21.1 Subscribed and paid in capital

At September 30, 2009 subscribed and fully paid-in capital amounting to R$ 78.966.691 thousand is represented by 5.073.347.344 common shares and 3.700.729.396 preferred shares, all of which are registered and have no par value.

21.2 Dividends

a) Dividends - Fiscal year 2008.

The dividends referring to the year 2008, approved in the General Shareholders' Meeting of April 8, 2009, in the amount of R$ 9.914.707 thousand, corresponding to R$ 1,13 per common and preferred share, were restated monetarily as from December 31, 2008 until the date of the beginning of payment, according to the change in the Selic rate, and were distributed as follows:

	Amount per
Shareholding position	common and preferred	Payment
Date	share	Date

12. 26.2008	R$ 0,38	04. 29.2009
12. 26.2008	R$ 0,38	06.24.2009
04. 08.2009	R$ 0,37	08.14.2009

b) Interest on shareholders' capital - Fiscal year 2009:

The Company's Board of Directors approved the early distribution of remuneration to shareholders under the form of interest on shareholders' capital, as established in article 9 of Law 9.249/95, on the following dates:

On June 24, 2009, a payment of R$ 2.632.223 thousand, corresponding to a gross amount of R$ 0,30 per common or preferred share, to be made available not later than December 31, 2009, based on the shareholding position at July 3, 2009;

On September 21, 2009, a second payment of R$ 1.754.815 thousand, corresponding to a gross amount of R$ 0,20 per common or preferred share, to be made available not later than March 31, 2010, based on the shareholding position at September 30, 2009.

The interest on shareholders’ capital should be discounted from the remuneration that will be distributed on the closing of fiscal year 2009. If it is paid before December 31, 2009, the amount will be monetarily updated, according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned year. If it is paid in 2010, it will be updated by the variation of the SELIC rate as from December 31, 2009 until the date of the start of payment.

This interest on shareholders' capital is subject to the levy of 15% (fifteen percent) income tax, except for shareholders that are declared immune or exempt.

22 Legal proceedings and contingencies

22.1 Provisions for legal proceedings

Petrobras and its subsidiaries, in the normal course of their operation, are parties to legal proceedings involving labor, tax, civil and environmental issues. The Company recorded provisions for legal proceedings in amounts considered by its legal counsel and Management as sufficient to cover probable losses. At September 30, 2009, these provisions are presented as follows, according to the nature of the corresponding lawsuits:

	R$ thousand

	Consolidated		Parent Company

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Social security contingencies	54.000	54.000	54.000	54.000
Tax proceedings	2.048.310	0	2.048.310

Total current liabilities	2.102.310	54.000	2.102.310	54.000

Labour grievances	99.404	96.859	14.554	14.130
Tax proceedings	123.956	120.936	1.736	1.694
Civil proceedings (*)	441.829	458.875	177.944	184.443
Other contingencies	122.116	128.858

Total non-current liabilities	787.305	805.528	194.234	200.267

Total contingencies	2.889.615	859.528	2.296.544	254.267

(*) Net of deposit in court, when applicable.

Fishermen's Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen's registry, only 3.339 people were eligible to claim indemnification.

On February 2, 2007, a decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, it established that the parameters for the respective calculation based on the criteria would result in an amount of R$ 1.102.207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in the decision are contrary to those specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ, which presents a significant increase in the amount of the damages, since in addition to having maintained the 10-year indemnification period, it increased the number of fishermen included in the claim. Special appeals were lodged against the decision by the Company, which are awaiting a hearing before the Superior Court of Justice (STJ). Based on the calculations prepared by the company's experts, the amount of R$ 40.665 thousand, updated to September 30, 2009, was maintained as representing the amount that we understand will be established by the higher courts at the end of the proceedings.

National Agency of Petroleum, Natural Gas and Bio Fuel – ANP – Special participation in the Marlim field – Campos basin

The amount accrued as of September 30, 2009 of R$ 2,048,310 thousand will be paid in 08 (eight) monthly payments in accordance with note 30.5 – Subsequent Events.

22.2 Legal proceedings not provisioned for

We present below the updated situation of the main legal proceedings with chances of possible loss:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the "loss" inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2.370 million, plus 5% as a premium and 20% as lawyers' fees.

Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and before the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

In accordance with the decision published on June 5, 2006, Petrobras is now awaiting assignment of the agenda to re- examine the matter related to the blocking of Petrobras' special appeal before the Superior Court of Justice and the Federal Supreme Court.

Based on the opinion of its legal counsel, the company does not expect an unfavorable outcome to these proceedings.

If the situation is not reversed, the estimated indemnification to Petroquisa, including monetary correction and interest, would be R$ 15.440.097 thousand as of September 30, 2009. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnification to Petroquisa, estimated at R$ 10.190.464 thousand, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 772.005 thousand as a premium and R$ 3.088.020 thousand as lawyers' fees.

Â

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice related to withholding income tax (IRRF) calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.
Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maximum updated exposure: R$ 4.360.982 thousand.
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Plaintiff: Federal Revenue Inspectorate in Macaé Nature: Tax Interest and fines on import duty (II) and excise tax (IPI) - Sinking of the P-36 platform
Lower court decision against Petrobras.

A spontaneous appeal has been filed which is awaiting a hearing. Petrobras filed a writ of security and obtained a favorable decision to stay any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government/National Treasury has filed an appeal which is awaiting a hearing.

With the decision of the Maritime Court, the Company filed a tax debt annulment lawsuit and an injunction suspending collection of the tax.

Maximum updated exposure: R$ 370.558 thousand.

Description	Current situation

Plaintiff: SRP - Social Security Department

Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of civil construction and other services.

Of the amount the Company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 115.456 thousand is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 331 tax deficiency notices amounting to R$ 363.293 thousand at September 30, 2009. Petrobras' legal department classifies the chances of loss with respect to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice referring to import duty (II)and excise tax (IPI), contesting the tax classification as Other   Electricity Generation Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

On August 15, 2006, the Company filed a refutation of this notice of infraction in the Federal Revenue Inspectorate of Rio de Janeiro as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute. In a session on October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity. The Federal Revenue Inspectorate filed an ex- officio appeal to the Taxpayers' Council and this request has not yet been heard.

Maximum updated exposure: R$ 696.463 thousand.

Plaintiff: Federal Revenue Department

Nature: Tax

CIDE - Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.
The lower court considered the assessment to have grounds. The company filed a spontaneous appeal. Maximum updated exposure: R$ 1.140.667 thousand.

Plaintiff: Federal Revenue Department Nature: Tax Withholding income tax (IRRF) on remittances for payment of petroleum imports.
The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Taxpayers' Council that was approved. Petrobras filed a spontaneous appeal which is awaiting a hearing.

Maximum updated exposure: R$ 859.718 thousand.

Plaintiff: Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal. Maximum updated exposure: R$ 255.611 thousand.

Plaintiff: IBAMA Nature: Civil Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.
Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting judgment.

Maximum updated exposure: R$ 147.716 thousand.

Description	Current situation

Plaintiff: Federal Revenue Department Nature: Tax Payment of CIDE (Contribution for intervention in the economic domain) on importing propane and butane.
Concluded at the administrative level. It is awaiting the beginning of the tax foreclosure by the Federal Revenue Department. The Company obtained provisional court protection suspending the demandability of the credit through deposit of the amount claimed by the Federal Revenue Department, made through a performance bond

Maximum updated exposure: R$ 187.882 thousand.

Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha resold to Braskem.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maximum updated exposure: R$ 1.597.849 thousand.

Plaintiff: State of Rio de Janeiro Nature: Tax ICMS - Sinking of Platform P-36
Lower court decision favorable to Petrobras. Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the Company was considered invalid. Petrobras invoked motions to reverse or annul the court decision, which are awaiting a hearing.

Maximum updated exposure: R$ 849.650 thousand.

Plaintiff: State Finance Department of Rio de Janeiro Nature: Tax ICMS - LNG transfer operations in the ambit of the centralizing establishment.	Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers' Council, which is awaiting a hearing. Maximum updated exposure: R$ 172.757 thousand.

Plaintiff: State of São Paulo Nature: Tax Termination of payment of ICMS on imports of natural gas from Bolivia.	The lower court considered the assessment to have grounds. The company filed a spontaneous appeal. Maximum updated exposure: R$ 728.951 thousand.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.

Nature: Tax

Not withholding and paying service tax (ISS) on offshore services. Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion (at the administrative level), only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and is defending itself, considering it paid the service tax (ISS) correctly, in the terms of Complementary Law 116/2003.

Maximum updated exposure: R$ 1.077.338 thousand.

Description	Current situation

Plaintiff: State Finance Department of Rio de Janeiro

Nature: Tax

Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.

The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understand that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011, in accordance with the current legislation.
The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Maximum updated exposure: R$ 500.357 thousand.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax assessment notice received by Companhia Locadora de Equipamentos Petrolíferos (CLEP), referring to questioning related to the rate of Income Tax Withheld at Source and Tax on Financial Operations (IOF), applicable to the issuing of securities abroad. Possibility of applying the Brazil - Japan Treaty (Dec. 61.889/67).

On July 16, 2009 CLEP received a tax assessment notice.

On August 14, 2008, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro.

On September 3, 2009 the process was remitted to the Control and Hearing Service - DRJ.

Maximum updated exposure: R$ 325.742 thousand.

22.2.1 Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the Company's operations must be remedied or mitigated by the Company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1,06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74.000 thousand was spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Current situation
Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Indemnification for moral and property damage to the environment.
No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.

Maximum updated exposure: R$ 123.185 thousand

The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15.059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13.738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current situation

Plaintiff: Paraná Environmental Institute (IAP) Nature: Environmental Fine applied for alleged environmental damages.
Appeal by Petrobras improvident at the 2nd administrative level. It is awaiting the beginning of the tax foreclosure in order to present defenses in court.

Maximum updated exposure: R$ 127.165 thousand

The court determined that this suit and the suit brought by AMAR are heard together.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the Company:

Description	Current situation

Plaintiff: Federal Public Attorney's Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.
As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100.000 thousand, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal against this decision which is awaiting a hearing.

Maximum updated exposure: R$ 239.873 thousand

22.3 Asset contingencies

22.3.1 Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro and Refap filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At September 30, 2009, the amount of R$ 2.185.775 thousand for Petrobras, R$ 71.117 thousand for Gaspetro, R$ 27.105 thousand for Transpetro and R$ 13.718 thousand for Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

22.3.2 Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company since 1997. A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million. However, an appeal filed by the insurance companies removed the obligation by the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

In relation to the sinking of Platform P-36 in 2001, in the contracts related to the building of the platform, Brasoil and Petrobras, in accordance with a mechanism agreed to contractually, were obliged to deposit the compensation in the event of a claim in favor of a security agent for payment to the creditors. Litigation filed by creditors of part of these payments, which Brasoil and Petrobras understand to be their rights, is in progress in the London courts.

At the current stage of the litigation, Petromec, the contractual party involved, filed a claim against Brasoil and Petrobras on September 29, 2008 in the amount of US$ 154 million, plus interest. The defense for Brasoil and Petrobras should be filed at the beginning of 2010. The hearing of Petromec's claim should take place in 2010 or 2011.

c) Other litigation for indemnification

In the construction/conversion of ships into vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 631 million, equivalent to R$ 1.122.546 thousand at September 30, 2009 (R$ 1.227.959 thousand at June 30, 2009) directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil's legal advisers, these expenditures are liable to reimbursement by the constructors, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 559 million, equivalent to R$ 994.449 thousand at September 30, 2009 (R$ 1.087.362 thousand at June 30, 2009) is recorded as an allowance for doubtful accounts.

23 Commitments assumed by the energy segment

Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and shall be renewed until the total contracted volume has been consumed.

Additional values are being negotiated with YPFB, with respect to the quantity of liquids (heavy hydro carbonates) present in the natural gas acquired through the Gas Supply Agreement (GSA). The amendment to the GSA shall take into consideration additional values between US$100 million and US$180 million per year, applied to the volumes of gas delivered as from May 2007.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81,409 thousand (equivalent to R$ 144.689 thousand at September 30, 2009) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

24 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 4.139.332 thousand for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 3.598.330 thousand, net of commitments already fulfilled, remaining in force. Of this amount, R$ 2.979.600 thousand consists of a lien on the oil from previously identified fields already in production, and R$ 618.730 thousand refers to bank guarantees.

25 Segment reporting

Petrobras is an operationally integrated Company and the major part of the production of oil and gas from the Exploration and Production Department is transferred to other departments of Petrobras.

In the statements by business segment, the Company's operations are presented according to the new organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and Production: This comprises, through Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC, the Real Estate Investment Fund, Marlim Participações and Special Purpose Entities, the activities of exploration, production development and production of oil, LNG (liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and, also, selling on the domestic and foreign markets the surplus petroleum, as well as byproducts produced in their natural gas processing plants.

b) Supply: This comprises, through Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria de Petróleo Riograndense, PNBV, Refinaria Abreu Lima, Projetos de Transporte de Álcool - PMCC and Special Purpose Entities, the activities of refining, logistics, transport and selling of oil products, petroleum and alcohol, as well as holding interests in petrochemical companies in Brazil and in two fertilizer plants.

c) Gas and Energy: This comprises, through Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, PifCo, Specific Purpose Entities and Thermoelectric Power Stations, the activities of transport and trading of natural gas produced in Brazil or imported, as well as the transport and trading of LNG that is imported, the generation and trading of electric power, and holding interests in national gas transporters and distributors and in thermoelectric power stations.

d) Distribution: It is responsible for the distribution of oil products, fuel alcohol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

e) International: It comprises, through PIB B.V., PifCo, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners, are allocated in the corporate agencies group.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

26 Derivative financial instruments, hedge and risk management activities

The Company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the Company's financial assets and liabilities or future cash flows and profits.

26.1 Risk management objectives and strategies

Petrobras has a global risk management policy that it is being developed under the management of the Company's officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the purpose of assuring integrated management of exposures to risks and formalizing the main guidelines for the Company's operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive officers and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the Company may attain its strategic goals.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

26.2 Market risk management of oil and oil products

a) Hedge policy

Considering that the Company's business plan uses conservative price assumptions and the fact that, in normal conditions, price fluctuations of commodities are managed to not present a substantial risk to carrying out its strategic objectives, Petrobras maintains exposure to the price cycle and does not use derivatives for hedging systemic operations, i.e. the purchase or sale of goods with the purpose of meeting the operating needs of the Petrobras System.

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Risk Management Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company's solvency and liquidity, considering an integrated analysis of all the Company's risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e. hedge operations are those where the gains and losses are totally or partially offset by the opposite result in the physical position.

b) Main transactions and future commitments that are the object of hedge

The main hedge operations carried out by the companies of the Petrobras System are intended for protecting the expected results of the transactions performed abroad.

Accordingly, the hedges are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

c) Parameters used for risk management and results obtained with respect to the proposed objectives

The hedge known as a cross currency swap complies with CVM Resolution 566/08 which approved CPC 14 - Financial Instruments: Recognition, Valuation and Proof.

The Company decided to qualify its cash flow cross currency hedging transactions. In the contracting of hedge and during its effectiveness, it is expected that the cash flow hedge will be highly effective in the offsetting of the cash flows attributable to the risk of the hedge, during the period of its effectiveness. The changes in the fair value, in the measure of the effectiveness of the hedge transaction, tested quarterly, are posted in other accumulated comprehensive income, until the cash flow of the item subject to hedge is realized.

BR Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company's policy is to contract hedge up to the maximum of 100% of the volume exported.

Between January 1 and September 30, 2009, operations were contracted in the amount of US$ 217,08 million. The volume of hedge executed for the exports occurring in that period represented 67,2 % of the total exported by the Company. The settlements of the operations that matured between January 1 and September 30, 2009 generated a positive result for the Company of R$ 27.450 thousand.

d) Criteria for determining fair value

The fair value of the derivatives for oil and oil products is determined through prices quoted (without adjustments) on the market for similar assets or liabilities.

e) Notional and fair values and values at risk of the portfolio

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange (ICE), BP North America Chicago, Morgan Stanley and TOTAL S.A.

At September 30, 2009, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), not revised by the external audit, calculated at a reliability level of 95%, of approximately US$ 11,7 million.

The following table summarizes the information on the derivative contracts in force for oil and oil products.

Derivatives for oil and oil products

	Consolidated

	Notional value in		Fair value R$ thousand**
	thousands of bbl*				Due date

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Futures contracts	(7.913)	(7.398)	10.371	(21.805)	2009 / 2010

Purchase commitments	24.749	14.528
Sale commitments	(32.662)	(21.926)

Options contracts	(10.475)	(4.600)	(4.137)	2.315	2009

Buy	(5.975)	(2.475)	(7.008)	1.477

Bidding position	7.500	-
Short sale	(13.475)	(2.475)

Sell	(4.500)	(2.125)	2.871	838

Bidding position	3.500	650
Short sale	(8.000)	(2.775)

Forward contracts	394	(72)	(4.677)	(4.989)	2009

Long position	1.280	7.391
Short position	(886)	(7.463)

Total recorded in other current assets and liabilities			1.557	(24.479)

	Parent Company

	Notional value in		Fair value R$ thousand**
	thousands of bbl*				Due date

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Futures contracts	500	(425)	(286)	12.303	2009

Purchase commitments	9.300	8.090
Sale commitments	(8.800)	(8.515)

Options contracts	(8.375)	(3.050)	133	1.808	2009

Buy	(4.100)	(1.400)	(3.970)	1.213

Bidding position	5.350
Short sale	(9.450)	(1.400)
Sell	4.275	(1.650)	4.103	595

Bidding position	3.850	450
Short sale	(8.125)	(2.100)
Forward contracts	81	89	334	(3.646)	2009

Purchase position	81	383
Sale position		(294)

Total recorded in other current assets and liabilities			181	10.465

* A negative notional value represents a sale position
** Negative fair values were recorded in liabilities and positive fair values in assets. The amounts for 2009 are presented only for comparative purposes.

f) Gains and losses in the period

	R$ thousand

	Consolidated		Parent company

Derivatives for oil and oil products	30.09.2009	30.09.2008	30.09.2009	30.09.2008

Gain (loss) recorded in results	(203.311)	113.262	154.044	100.184
Gain (loss) recorded in shareholders' equity

g) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits. At September 30, 2009, the balances of the margins given for the coverage of commodity derivatives traded on the stock exchanges and over-the-counter market of the Parent Company and Consolidated were R$ 122.251 thousand and R$ 294.204 thousand, respectively.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives for oil and oil products. The probable scenario is the fair value at September 30, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		R$ thousand

		Consolidated

Market derivatives for		Probable scenario	Possible Scenario	Remote Scenario
oil and oil products	Risk	at 30.09.2009	(Δ of 25%)	(Δ of 50%)

Brent	Fall in Brent Oil	6.909	(33.990)	(74.889)
Butane	High of Butane	(138)	(2.438)	(4.739)
Diesel	High of Diesel	(4.804)	(64.822)	(124.840)
Freight	Fall in freight	(43)	(66)	(90)
Gasoline	High of Gasoline	19.759	(43.623)	(107.005)
Naphtha	High of naphtha	2.020	(2.939)	(7.898)
Fuel oil	High of Fuel Oil	6.315	(55.012)	(116.338)
Propane	High of Propane	(507)	(5.573)	(10.639)
WTI	High of WTI Oil	(21.210)	(324.815)	(684.249)
Dubai	Fall in Dubai Oil	(764)	(4.566)	(8.369)

26.3 Management of exchange risks

a) Hedge policy

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, Petrobras seeks to identify and address them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain obligations of the Company.

The subsidiary Petrobras Distribuidora carries out exchange hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The purpose of the operation, contracted concomitantly with the definition of the cost of the products exported, is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. The internal policy limits the volume of exchange hedge operations to the volume of products exported.

IASA, a subsidiary of Petrobras Distribuidora, contracts exchange hedge for its revenues in US dollars, since its foreign clients pay by letter of credit with a term of up to one year. In the third quarter IASA carried out transactions in NDFs (Non-Deliverable Forwards) in the amount of US$ 507 thousand.

REFAP has a policy of using swaps (US$ vs. CDI) for reducing exchange exposure. The Exchange Hedge Committee evaluates the risks that the Company is exposed to and recommends carrying out operations for contracting exchange hedge for future settlement at the cost of the Interbank Deposit Certificate (CDI), plus the exchange coupon. The exclusive purpose of the policy is to reduce exchange exposure.

Refinaria de Petróleo Riograndense uses exchange hedge through NDFs (Non-Deliverable Forwards) to ensure its margin in its refining activities. This occurs because the Refinery makes oil purchases according to the quotation per barrel on the international market, translated into Reais based on the exchange rate of the US dollar on the day of effective payment to the supplier, regardless of whether this oil is Brazilian or imported. On the other hand, it sells the main quantities from its refining directly in Reais, especially because of the market characteristics of diesel and gasoline. Accordingly, the purpose of the hedge is to mitigate the risks of exchange volatility at the time of settlement of the purchase of petroleum.

b) Main transactions and future commitments that are the object of hedge

In September 2006, the Company, through its subsidiary PifCo, contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company's costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

Between January 1 and September 30, 2009, BR Distribuidora contracted exchange hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The purpose of the operation is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. On average, the period of exposure is three months.

At September 30, 2009, REFAP did not have any outstanding swap transactions.

c) Parameters used for risk management and the results obtained with respect to the proposed objectives

The hedge known as a cross currency swap complies with CVM Resolution 566/08 which approved CPC 14 - Financial Instruments: Recognition, Valuation and Proof.

The Company decided to qualify its cash flow cross currency hedging transactions. In the contracting of hedge and during its effectiveness, it is expected that the cash flow hedge will be highly effective in the offsetting of the cash flows attributable to the risk of the hedge, during the period of its effectiveness. The changes in the fair value, in the measure of the effectiveness of the hedge transaction, tested quarterly, are posted in Other accumulated comprehensive income, until the cash flow of the item subject to hedge is realized.

BR Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company's policy is to contract hedge up to the maximum of 100% of the volume exported.

Between January 1 and September 30, 2009, operations were contracted in the amount of US$ 217,08 million. The volume of hedge executed for the exports occurring in that period represented 67,2 % of the total exported by the Company. The settlements of the operations that matured between January 1 and September 30, 2009 generated a positive result for the Company of R$ 27.450 million.

d) Criteria for determining fair value

The fair value of the derivatives is calculated based on usual market practices, using the closing values of the interest rates in Yens, US dollars and Reais for all the period of the contracts.

e) Notional and fair values and values at risk of the portfolio

The table below summarizes the information on the derivative contracts in force. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company. The main counterparties of these operations are: Banco do Brasil, HSBC, Bradesco, BNP Paribas and Barclays.

Foreign currency derivatives

	Consolidated

	Notional value in $ thousand		Fair value R$ thousand**		Due date	Value at Risk R$ thousand*

	09.30.2009	06.30.2009	09.30.2009	06.30.2009

Dollar forward contracts

Sale position	109,501	73,187	7,343	8,010	2009 / 2010	2,663

	109,501	73,187	7,343	8,010

Swaps

SWAP
Asset position			-	(32,193)

Foreign currency (US dollar)	USD 0	USD 116.040		226,604
Liability position
CDI reais	BRL 0	USD 254.050		(258,797)

Cross Currency Swap			125,636	89,139	2016	62,929

Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35.000.000	JPY 35.000.000	743,750	764,225
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 297.619	USD 297.619	(618,114)	(675,086)

Total recorded in other current assets and liabilities			132,979	64,956

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions. Not reviewed by the external audit.
**Negative fair values were recorded in liabilities and positive fair values in assets.

f) Gains and losses in the period

	R$ thousand

	Consolidated		Parent Company

Foreign currency derivatives	09.30.2009	09.30.2008	09.30.2009	09.30.2008

Gain (loss) recorded in results	(76.386)	23.421
Gain (loss) recorded in shareholders' equity	(53.258)	(22.736)

g) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at September 30, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated

		R$ thousand

Foreign currency derivatives	Risk	Probable scenario at 09.30.2009	Possible Scenario (of 25%)	Remote Scenario (of 50%)	VAR*

Dollar forward contracts	Appreciation of the dollar against the real	7,343	(37,258)	(85,985)	2,663
Cross Currency Swap	Depreciation of the yen against the dollar	125,636	(23,114)	(122,281)	62,929

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions. Not reviewed by the external audit.

26.4 Management of interest rate risks

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil. Currently, the Company does not use derivative financial instruments to manage its exposure to floating interest rates.

26.5 Financial instruments

During the normal course of its business dealings the company uses various types of financial instruments.

a)Credit concentration risk

A significant portion of the Company’s assets, including financial instruments, is located in Brazil. The Company's financial instruments that are exposed to credit concentration risk are, mainly, cash and cash equivalents, government bonds, accounts receivable and futures contracts.

The Company adopts a number of measures to decrease its exposure to credit risks to acceptable levels.

b)Market fair value

The market fair value of financial instruments is determined based on published market prices or, in the absence thereof, on the present value of expected cash flows. The market fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The market fair value of the long-term assets and liabilities closely approximates their carrying value.

27 Security, environment and health

In the first nine months of 2009, Petrobras' main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of oil spillage affecting the environment.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and the safety and health of its employees, which contributed to the fact that last September the Company continued for one more year - the fourth year in a row - to be among the companies that comprise the Dow Jones Sustainability Index (DJSI).

According to the institution's data, Petrobras continues to be the only Latin American Company in the oil and gas sector that forms part of the index and it has stood out with respect to social and environmental responsibility, transparency, brand management, human resources development and corporate citizenship.

The Company’s total expenditure on security, environment and health (SMS), considering investments and operations, reached the amount of R$ 3.155.754 thousand in the first nine months of 2009, of which R$ 1.597.672 thousand was spent on security, R$ 1.276.263 thousand was spent on the environment and R$ 281.818 thousand was spent on health, where the expenses with multidisciplinary health assistance (AMS) and support for outside environmental programs and/or projects are not included.

This total included the expenditures made through Pegaso (Program for Excellence in Environmental Management and Operating Security), which, between investments and operations, totaled R$ 436.700 thousand in the period.

28 Statements of added value

	R$ thousand

	Consolidated				Parent Company

	09.30.2009		09.30.2008		09.30.2009		09.30.2008

Revenues
Sales of products and services and other revenues	172.730.837		203.731.301		132.055.664		157.744.955
Allowance for doubtful accounts - formation	1.082		(124.535)		(7.291)		(85.182)
Revenues related to construction of assets for own use	39.728.628		28.473.765		28.986.660		20.591.848

	212.460.547		232.080.531		161.035.033		178.251.621

Inputs acquired from third parties
Materials consumed	(25.625.296)		(37.386.357)		(16.328.140)		(22.256.503)
Cost of goods for resale	(18.057.056)		(29.801.565)		(12.414.762)		(22.319.287)
Power, third-party services and other operating expenses	(46.057.106)		(32.725.359)		(35.637.381)		(24.732.429)
Tax credits on inputs acquired from third parties	(12.198.963)		(17.842.439)		(10.202.419)		(15.909.032)
Loss on recovery of assets	(549.958)		(251.748)		(121.439)		0

	(102.488.379)		(118.007.468)		(74.704.141)		(85.217.251)

Gross added value	109.972.168		114.073.063		86.330.892		93.034.370

Retentions
Depreciation and amortization	(10.566.015)		(8.044.851)		(7.281.801)		(5.613.042)

Net added value produced by the Company	99.406.153		106.028.212		79.049.091		87.421.328

Transferred added value
Equity in earnings (losses) of significant investments	312.952		466.028		6.627.965		2.909.069
Financial income - including monetary and exchange variations	2.595.644		3.531.765		3.476.678		4.839.576
Amortization of goodwill and discounts	(1.448)		(233.802)		4.588		(178.120)
Rents, royalties and others	858.461		547.541		811.684		450.316

	3.765.609		4.311.532		10.920.915		8.020.841

Total added value to be distributed	103.171.762		110.339.744		89.970.006		95.442.169

Distribution of added value
Personnel and directors
Payroll and related charges
Salaries	8.852.373	9%	7.116.169	6%	6.728.445	7%	5.160.699	5%
Employees' and directors' profit-sharing	0		0	0%	0	0%	0	0%
Benefits
Advantages	509.838	0%	527.504	1%	348.394	0%	348.337	0%
Retirement and pension plan	718.522	1%	696.949	1%	690.167	1%	649.729	1%
Healthcare plan	1.194.375	1%	1.279.720	1%	1.132.944	2%	1.215.912	2%
FGTS	470.251	0%	404.139	0%	408.324	0%	361.228	0%

	11.745.359	11%	10.024.481	9%	9.308.274	10%	7.735.905	8%

Taxes
Federal ( * )	35.810.406	35%	44.607.228	40%	30.309.555	34%	41.125.801	43%
State	18.180.517	18%	16.756.094	15%	9.680.525	10%	9.571.770	10%
Municipal	123.805	0%	84.407	0%	72.123	0%	55.145	0%
Abroad ( * )	3.710.607	4%	3.690.532	4%

	57.825.335	57%	65.138.261	59%	40.062.203	44%	50.752.716	53%

Financial institutions and suppliers
Interest and exchange and monetary variations	5.563.878	5%	3.258.100	3%	10.249.303	12%	2.619.280	3%
Rental and affreightment expenses	4.037.665	4%	5.261.970	5%	9.399.334	10%	7.479.237	8%

	9.601.543	9%	8.520.070	8%	19.648.637	22%	10.098.517	11%

Shareholders
Interest on shareholders' capital	4.387.039	4%	0		4.387.039	6%
Dividends	0		0
Minority interest	3.146.689	3%	(141.451)	0%
Retained earnings	16.465.797	16%	26.798.383	24%	16.563.853	18%	26.855.031	28%

	23.999.525	23%	26.656.932	24%	20.950.892	24%	26.855.031	28%

Added value distributed	103.171.762	100%	110.339.744	100%	89.970.007	100%	95.442.169	100%

( * ) Includes governmental holdings

29 Additional Information on Cash Flows

	R$ thousand

	Consolidated		Parent Company

	09.30.2009	09.30.2008	09.30.2009	09.30.2008

Amounts paid and received during the year
Interest paid, net of the capitalized amount	4.753.243	2.815.712	3.052.049	1.328.991
Interest received on loans			2.421.898	2.380.938
Income tax and social contribution	6.884.219	8.443.452	5.354.527	7.451.010
Third party income tax withheld at source	3.086.358	1.757.228	2.818.297	1.554.465

Investment and financing transactions not involving cash
Acquisition of fixed assets on contract with transfer of benefits, risks and control of assets	117		293.984
Provision for abandonment of wells	7.997	41.856

30 Subsequent Events

30.1 Contracting of Financing for Exports

On October 30, 2009, Petrobras took out financing of R$ 100.000 thousand from Banco Safra S/A. The transaction was made viable through issuing Export Credit Notes (NCE), the purpose of which was to increase Petrobras' exports of oil and oil products. This transaction was negotiated with the following conditions:

• Term: Maturity of the principal on October 6, 2014 and maturities of the payments of financial charges annually as from October 25, 2010;

• Interest rate: 112% of average rate of CDI;

• Prepayment clause without definition of a date;

• Exemption of Tax on Financial Operations (IOF) upon proof of the export transactions; and

• Waiver of guarantees.

30.2 Contracting of Financing of US$ 10 billion with the China Development Bank

On November 3, 2009, Petrobras signed the agreements with the China Development Bank Corporation (CDB) that put into operation the financing between the two institutions in the amount of US$ 10 billion for a term of 10 years. The funds will be used to finance the Company's 2009-2013 business plan and they should enter Petrobras' cash in various stages in accordance with the announcements of drawdowns to be issued by Petrobras in the next few months.

After the first drawdown, the long-term agreement for exporting petroleum between Petrobras and Unipec Asia, a subsidiary of Sinopec, will become fully effective. This agreement establishes export volumes of 150.000 barrels of oil per day for the first year and 200.000 barrels of oil per day in the next nine years. Although the starting of the export agreement is conditioned to the starting of the financing, the agreements are independent and do not constitute a securitization transaction.

30.3 Raising of funds for PifCo

On October 30, 2009 the Petrobras International Finance Company - PifCo, concluded the issuing of US$ 4 billion in Global Notes on the international capitals market, with maturities on January 20, 2020 and January 20, 2040, interest rates of 5.75% and 6.875% p.a. and half-yearly payments of interest as from January 20, 2010. The funds raised were earmarked for settling the remaining balance in the amount of US$ 3,2 million of the bridge loans with a two year term raised at the beginning of the year, as well as for other corporate purposes.

This financing had issuing costs estimated at approximately US$ 18 million, a discount of US$ 47 million and effective interest rates of 5.93% and 7.04%, respectively. Global Notes constitute unsecured, unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

30.4 New investments in Chile

On November 4, 2009 an agreement was signed for the purchase for US$ 12 million of Chevron Chile S.A.C, which produces and sells lubricants of the Texaco brand in Chile.

Chevron Chile S.A.C. is a Chilean company that has a plant located in Santiago, with a production capacity of 15,900 m³ per year and a share of approximately 6% of the Chilean finished lubricants market.

This acquisition has consolidated the Company's presence in the fuel and lubricants distribution segment in Latin America, where, in addition to Brazil, the Company already operates in Argentina, Colombia, Paraguay, Chile and Uruguay through a network of more than 1.200 service stations.

30.5 Agreement with the National Agency of Petroleum, Natural Gas and Bio Fuel – ANP – Special participation in the Marlim field – Campos basin

On July 18, 2007, Petrobras was notified of a new ANP board resolution, establishing the payment of further sums considered due, retroactively to 1998, annulling the earlier board resolution, witch determined that Petrobras should make an additional payment in the amount of R$ 400.000 thousand, related to underpayment by Petrobras as a result of having used the calculation method initially determined by ANP.

Petrobras filed for a Writ of Security and obtained an injunction suspending the collection of the differences of the Special Participation mentioned in ANP Board Resolution 400/2007. The administrative collection that had been stayed through an injunction granted in a Writ of Security was resumed due to the dismissal of the claim by Petrobras. The Company filed an appeal with the Civil Appeals Court and also filed for a temporary stay, both of which were awaiting a hearing by the court.

The judgment of the action in the lower court, which was unfavorable to the Company, was confirmed by the regional federal court in a court decision published on September 30, 2009, against which Petrobras has filed appeals to the higher courts in Brasilia. However, on account of the following agreement that was announced, the parties (Petrobras and ANP) are drawing up a joint petition for the closing of the process.

For the purpose of resolving the conflict resulting from the additional collection for special participation of the Marlim Field, Petrobras, the National Agency of Petroleum, Natural Gas and Bio Fuels (ANP) and the State of Rio de Janeiro, in the sphere of mediation with the Chamber of Conciliation and Arbitration of the Federal Public Administration of the General Advocacy of the Union (CCAF/AGU), reached an understanding for reviewing the calculation method adopted for restating the amount owed, as well as its settlement by the Company.

The amount, after the due revisions, was a balance of R$ 2.048.310 thousand as of September 30, 2009 (R$2.065.360 thousand on the date of the agreement).

In addition to the consensus that the parties reached with respect to the new calculation methodology for the debt, the proposal that Petrobras sent to ANP also considers its settlement in 08 (eight) consecutive, monthly payments, restated by the benchmark (SELIC) rate, where the first, in the amount of R$ 258.170 thousand was paid in October 30, 2009.

The payment in question definitively closes all and any legal and administrative litigation related to the issue.

FEDERAL PUBLIC SERVICE (FOR USE BY THE COMPANY FOR SIMPLE CHECKING)
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30,2009

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

07.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Net income

Petrobras posted net income of R$ 6,901 million in 3Q-2009, with an operating profit corresponding to 21% of the net operating income (32% in 2Q-2009 ).

				R$ milions
Third Half					First Half
2T 2009	2009	2008	Δ%		2009	2008	Δ%
43.595,00	46.069,00	58.128,00	(21)	Gross Operating Revenue	129.647,00	155.950,00	(17)
33.687,00	35.267,00	45.910,00	(23)	Net Operating Revenues	99.426,00	121.305,00	(18)
10.683,00	7.308,00	11.517,00	(37)	Operating Profit (1)	25.550,00	34.632,00	(26)
(4.328,00)	(1.682,00)	4.110,00	(141)	Financial Result	(6.773,00)	2.220,00	(405)
2.380,00	2.610,00	195,00	1.238	Equity adjustment	6.634,00	2.733,00	143
7.889,00	6.901,00	10.414,00	(34)	Net Income	20.951,00	26.855,00	(22)
0,90	0,79	1,19	(34)	Net Income per Share	2,39	3,06	(22)
323.479,00	336.772,00	344.092,00	(2)	Market Value	336.772,00	344.092,00	(2)

(1) Before financial income and expenses and equity accounting.

The main factors that contributed to the 22% decrease in net income for the period from January to September 2009 in relation to the period from January to September 2008 were:

• 18% decrease in net operating income as a result of:

  Decrease in the average prices of exports, particularly petroleum and fuel oil, and in the sales on the domestic market, particularly naphtha, aviation kerosene and fuel oil, reflecting the behavior of international quotations; and

  Decrease in the volumes sold on the domestic market, particularly diesel (-6%), natural gas (-28%) and gasoline (-5%), partially offsetting the increase in the volumes sold on the foreign market, particularly petroleum (+28%).

• 21% decrease in the costs of goods sold, as a result of the lower expenditures on imports of oil and oil products and on government interests, reflecting the decrease in international quotations.

• Increase in the following expenditures:

  Sales (R$ 339 million), due to the increase in contractual charges for storage and movement of products (R$ 341 million), incurred through not using the minimum contracted capacity of the pipelines and terminals (ship or pay) and charges related to the gas pipelines of the Gasene Consortium, which entered into operation at the end of 2008. There was also an increase in the expenses with freightage of the ships for exports, under VCP and TCP contracts (R$ 116 million), due to the increase in the exports of oil and oil products, eased by the decrease in the allowance for doubtful receivable (R$ 78 million);

  Administrative and general expenses (R$ 225 million), due to an increase in expenditure with personnel (R$ 187 million), as a result of the increase in the labor force, the 2008/2009 collective bargaining agreement and the process for advances in level and promotion for 2008. There was also an increase in expenditure with third-party services (R$ 74 million), mainly data-processing, compensated by the decrease in travel expenses, materials, honors, promotional gifts and general services, as a result of the measures taken by the company for optimization of costs.

  Exploration costs (R$ 508 million), due to greater expenditure for geology and geophysics (R$ 414 million), due to the intensification of the Company's investment program, in addition to the increase in expenditure for the write-off of dry or economically unviable wells (R$ 62 million); and

  Other operating expenses (R$ 1,414 million), resulting from the recognition in September 2009 of the special participation in the Marlim field for prior years, in accordance with the understanding between Petrobras and ANP (R$ 2,048 million). This effect was partially eased by the decrease in expenditure with institutional relations, cultural projects and contractual and regulatory fines (R$ 589 million);

Partially offset by the decrease in the following expenses:

  Research and development (R$ 146 million), resulting from the lower provisioning of funds for contracts of entities accredited by ANP (R$ 276 million), a result of the drop in gross revenue, partially offset by the increase in the expenditure for third party services (R$ 195 million).

• Negative effect of R$ 8,993 million in the financial results, emphasizing the lower results from monetary and exchange variations (R$ 8,465 million), as a result of the effects of the greater depreciation of the Real in 2009 on net assets exposed to exchange rates, in addition to the greater volume of financing in relation to the previous year; and

• Increase of R$ 3,901 million in the equity in earnings of subsidiaries, mainly due to the better results presented by Downstream, PNBV, Petroquisa, Gaspetro and PIB BV.

Economic indexes

Up until September 2009, the business conducted by Petrobras presented a profit of R$ 32.8 billion before financial results, results originating from corporate interests, taxes, depreciation and amortization (EBITDA), a decrease of 7.4 billion compared to the same period of 2008.

	Third Half			First Half
2T 2009	2009	2008		2009	2008
47	42	39	Gross margin (%)	44	42
32	21	25	Operational margin(%)	26	29
23	20	23	Net margin (%)	21	22
13.168	9.959	13.488	EBITDA – R$ millions	32.832	40.245

Gross Margin increased 1 percentage point compared to the same period of the previous year, due to the lower average unit costs, as a result of the realization of expenses formed in a period of decreasing international quotations, thus reducing the cost of importing oil and oil products and expenses with government interests. This effect was mitigated by the lower average prices for exports and for the sales of basic oil products on the domestic market, whose prices are indexed to international quotations.

The Operating Margin decreased 5 percentage points compared to the same period of the previous year on account of higher operating expenses, compensated by the higher gross margin for the reasons already mentioned.

The net margin decreased 1 percentage point compared to the previous period on account of the decrease in the operating margin, mitigated by the better results from equity in significant investments, as already mentioned, and by the tax benefit arising from recording a provision for interest on shareholders' equity in 2Q-2009 and 3Q-2009.

FEDERAL PUBLIC SERVICE	(FOR USE BY THE COMPANY FOR SIMPLE CHECKING)
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30,2009

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

12.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated net income in the 3Q-2009 totaled R$ 7,303 million. Compared with the 3Q-2008 reflects the reduction in diesel and gasoline prices as of June 2009, the change in commodity prices, the non-recurring expense from the agreement with the ANP besides the exchange losses on assets abroad.

When compared with 2Q-2009 the performance of net income was due to lower diesel and gasoline prices, higher oil and oil product prices, reduced exchange losses on assets abroad and the non-recurring expense Special Participation.

Year-to-date consolidated net income totaled R$ 20,853 million, reflecting lower sales prices, exchange losses on assets abroad, the non-recurring expense from Special Participation and the tax benefit from interest on equity. Operating cash flow (EBITDA) recorded a year-on-year decline from R$ 47,947 million to R$ 44.929 million in 2009, primarily due to the 10% reduction in the average sales price in Brazil.

Total oil and gas production averaged 2.513 million barrels per day in the 9M-2009 thanks to the start-up of new production units. Reflecting the growth and future prospects of its businesses, the Company market capitalization reached R$ 351,482 million on November 12.

In the 9M-2009, total oil and gas production in Brazil and abroad climbed by 5% year-on-year, thanks to increased output from the P-52 and P-54 platforms (Roncador), coupled with the startup of P-53 (Marlim Leste), P-51 (Marlim Sul), FPSO – Cidade de Niterói (Marlim Leste) and FPSO – Cidade de São Vicente (Tupi EWT), which more than offset the natural decline in the mature fields.

Year-to-date investments came to R$ 50,680 million, mostly allocated to expanding future oil and gas production capacity. Besides, we highlight the Supply, Gas & Energy, and International segments, where the respective priorities were refinery investments in Brazil, the gas pipeline network in Brazil and the distribution businesses in Chile.

Net Income and Consolidated Economic Indicators

Petrobras posted consolidated net income of R$ 20,853 million in the 9M-2009, 22% down on year-on-year.

R$ million
	3rd Quarter				Jan-Sep
2Q-2009	2009	2008	Δ%		2009	2008	Δ%

55,892	60,264	73,682	(18)	Gross Operating Revenues	169,731	201,301	(16)
44,605	47,877	60,184	(20)	Net Operating Revenues	135,077	162,983	(17)
19,991	18,862	20,122	(6)	Gross Profit	55,668	58,940	(6)
13,896	10,247	12,368	(17)	Operating Profit (1)	34,363	39,902	(14)
(2,461)	707	2,595	(73)	Financial Result	(2,604)	724	(460)
7,734	7,303	9,843	(26)	Net Income	20,853	26,798	(22)
0.88	0.83	1.12	(26)	Net Income per Share	2.38	3.05	(22)
323,479	336,772	344,092	(2)	Market Value (Parent Company)	336,772	344,092	(2)
45	39	33	6	Gross Margin (%)	41	36	5
31	21	21	-	Operating Margin (%)	25	24	1
17	15	16	(1)	Net Margin (%)	15	16	(1)
17,513	13,993	15,132	(8)	EBITDA – R$ million(2)	44,929	47,947	(6)

				Financial and Economic Indicators
59	68	115	(41)	Brent (US$/bbl)	57	111	(49)
2.07	1.87	1.67	12	Average US Dollar Price - Sale (R$)	2.08	1.69	24
1.95	1.78	1.91	(7)	Last US Dollar Price - Sale (R$)	1.78	1.91	(7)

(1) Operating income before financial result, equity balance and taxes.
(2) Operating income before financial result, equity balance and depreciation/amortization.

R$ million
	3rd Quarter				Jan-Sep
2Q-2009	2009	2008	Δ%		2009	2008	Δ%

11,808	11,264	14,655	(23)	Operating Income (Corporate Law)	32,071	40,858	(22)
2,461	(707)	(2,595)	(73)	(-) Financial Result	2,604	(724)	(460)
(373)	(310)	308	(201)	(-) Equity Income Result	(312)	(232)	34
13,896	10,247	12,368	(17)	Operating Profit	34,363	39,902	(14)
3,617	3,746	2,764	36	Depreciation / Amortization	10,566	8,045	31
17,513	13,993	15,132	(8)	EBITDA	44,929	47,947	(6)

39	29	25	4	EBITDA Margin (%)	33	29	4

EBITDA is not a measure recognized by the accounting practices adopted in Brazil and other companies may define it in different ways. It should not be considered as an alternative indicator for measuring operating income, or as the best form of measuring liquidity or cash flow from operating activities. EBITDA is an additional measure of the Company’s capacity to amortize debt, maintain investments and cover working capital needs.

The behavior of the various components of consolidated net income is shown below:

• A R$ 3,272 million reduction in gross profit:

	R$ million
	Change 2009 X 2008

Gross Profit Analysis - Main Items	Net	Cost of	Gross
	Revenues	Goods Sold	Profit
. Domestic Market: - volumes sold	(4,847)	3,597	(1,250)
- domestic prices	(9,379)		(9,379)
. International Market: - export volumes	4,664	(1,446)	3,218
- export price	(13,508)		(13,508)
. Increase (decrease) in expenses: (*)		16,419	16,419
. Increase (decrease) in profitability of distribution segment	746	(505)	241
. Increase (decrease) in profitability of trading operations	(7,338)	7,991	653
. Increase (decrease) in international sales	(5,206)	4,506	(700)
. FX effect on controlled companies abroad	6,357	(5,645)	712
. Others	605	(283)	322

	(27,906)	24,634	(3,272)

(*) Expenses Composition:	Value
- import of crude oil, oil products and gas	12,712
- government take in Brazil	4,376
- generation and purchase of energy for commercialization	960
- alcohol, biodiesel and others non-oil derivative products	42
- transportation: maritime and pipelines (1)	12
- third-party services	(174)
- salaries, benefits and charges	(284)
- materials, services, rents and depreciation	(1,225)

16,419

(1) Expenses from transportation, terminals and pipelines.

• A R$ 2,267 million increase in operating expenses, notably:

√ Selling expenses (R$ 356 million), due to higher export and trading volumes, the inclusion of the activities of NSS (Japan refinery) and Alvo companies, and the 23.5% appreciation of the average dollar exchange rate (R$ 139 million);

√ General and administrative expenses (R$ 470 million), due to personnel expenses (R$ 187 million), as a result of the increase in the workforce, the 2008/09 collective bargaining agreement and salary-level advancements and promotions in 2008, partially offset by lower training and development costs. Further contributions came from the negative exchange variation effect (R$ 148 million) due to the 23.5% appreciation of average dollar exchange rate and higher third-party service costs (R$ 74 million), especially expenses related to data processing, partially offset by the reduction following the implementation of the cost optimization policy, of expenses related to travel, materials, ceremonies, gifts and general services. It is also worth noting expenses from the incorporation of new companies (R$ 47 million), especially in Chile and Japan, as well as Alvo;

√ Exploration costs (R$ 473 million) due to increased geological and geophysical costs in Brazil (R$ 414 million), in turn caused by the intensification of the Company’s investment program, and the write-off of dry or economically unviable wells (R$ 128 million), partially offset by the reduction in geological and geophysical costs abroad (R$ 109 million);

√ Other operating expenses (R$ 1,150 million), due to the recognition, in September/2009, of the special take from the Marlim field, pursuant to the agreement between Petrobras and the ANP (R$ 2,048 million) and losses from the depreciation of commodities (R$ 298 million). These effects were partially offset by the reduction in expenses from institutional relations, cultural projects and contractual and regulatory fines (R$ 555million) and provisions for shift-work-related regulations negotiated as part of the 2008/09 collective bargaining agreement (R$ 136 million), plus revenue from the tax benefit on income from the exploration of areas of interest to SUDAM and SUDENE, due to the inclusion of new beneficiary units.

√ A reduction in research and development expenses (R$ 148 million), due to lower provisions for the contracting of projects from ANP-accredited institutions (R$ 276 million), due to the reduction in oil prices, which affected the calculation base for establishing minimum R&D investments, partially offset by the increase in third-party services (R$ 195 million).

• Negative impact on the financial result (R$ 3,328 million), due to monetary and exchange losses on net dollar assets and the result of hedge operations, as shown below:

		R$ million

	Jan-Sep/2009	Jan-Sep/2008	Change
FX Effect on Net Debt	1,279	(57)	1,336
Monetary Variation on Financing (1)	1,901	(257)	2,158
Net Financial Expenses	(2,156)	(1,477)	(679)

Financial Result on Net Debt	1,024	(1,791)	2,815

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(3,955)	1,925	(5,880)
Hedge from commercial operations	(280)	137	(417)
Marketable Securities	615	408	207
Other Net Financial Income (Expenses)	50	47	3
Other Net FX and Monetary Variation	(58)	(2)	(56)

Net Financial Results	(2,604)	724	(3,328)

(1) Includes the impact of the monetary variation on national currency financings, linked to the variation in the dollar.

• A higher result from investments in associated companies (R$ 80 million) in the petrochemical sector, which more than offset provisions for losses on the investment in the Pasadena refinery and gains from the corporate restructuring of the petrochemical sector investments in 2008.

• A negative minority interest impact (R$ 3,288 million), due to exchange gains on the debt of the Special Purpose Companies and subsidiaries.

The behavior of the various components of consolidated net income is shown below:

• A R$ 1,129 million reduction in gross profit

	R$ million
	Change 3Q-2009 x 2Q-2009

Gross Profit Analysis - Main Items	Net	Cost of	Gross
	Revenues	Goods Sold	Profit
. Domestic Market: - volumes sold	3,109	(1,931)	1,178
- domestic prices	(2,682)		(2,682)
. International Market: - export volumes	227	(535)	(308)
- export price	1,194		1,194
. Increase (decrease) in expenses: (*)		(526)	(526)
. Increase (decrease) in profitability of distribution segment	344	(146)	198
. Increase (decrease) in profitability of trading operations	(125)	(211)	(336)
. Increase (decrease) in international sales	1,501	(1,295)	206
. FX effect on controlled companies abroad	(707)	559	(148)
. Others	411	(316)	95

	3,272	(4,401)	(1,129)

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas	(1,228)
- government take in Brazil	(553)
- alcohol, biodiesel and others non-oil derivative products	(2)
- transportation: maritime and pipelines (1)	68
- salaries, benefits and charges	96
- materials, services, rent and depreciation	100
- third-party services	128
- generation and purchase of energy for commercialization	865

(526)

(1) Expenses from transportation, terminals and pipelines.

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

	2Q-2009	3Q-2009	Δ(*)
Effect average cost in COGs (R$ million)	323	621	298
( ) COGs increase

(*)The impact of selling inventories formed at a lower unit cost in previous periods was greater in the 3Q-2009 than in the 2Q-2009, generating a positive effect when comparing COGS in the two quarters, partially offset by the period increase in COGS. Besides the behavior of international oil and oil products prices and FX rate, the effects above were also due to other factors such as the concentration of operations throughout the quarters (production, imports, sales), inventory volumes and other expenses evolution (personnel, material, services, depletion of oil fields, depreciation of equipments, etc.)

• A R$ 2,520 million increase in the following operating expenses:

√ General and administrative expenses (R$ 132 million), due to the increase in expenses related to engineering services, given the expansion of the Company’s operations, and personnel training and development expenses; and

√ Other operating expenses (R$ 2,394 million), due to the recognition, in September/2009, of the special take from the Marlim field, pursuant to the agreement between Petrobras and the ANP (R$ 2,048 million).

• An increase in the financial result (R$ 3,168 million), due to exchange gains on net dollar assets and the positive effect of the monetary variation on financings, as shown in the table below:

		R$ million

	3Q-2009	2Q-2009	Change
FX Effect on Net Debt	178	941	(763)
Monetary Variation on Financing (1)	1,672	190	1,482
Net Financial Expenses	(753)	(565)	(188)

Financial Result on Net Debt	1,097	566	531

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(713)	(2,823)	2,110
Hedge from commercial operations	134	(399)	533
Marketable Securities	162	224	(62)
Other Net Financial Income (Expenses)	(73)	(67)	(6)
Other Net FX and Monetary Variation	100	38	62

Net Financial Results	707	(2,461)	3,168

(1) Includes monetary variation over loans in domestic currency attached to the variation of dollar.

• The positive effect of minority interests (R$ 949 million), due to lower exchange gains over SPE’s and controlled companies’ debts.

Physical Indicators (*)

3rd Quarter					Jan-Sep
2Q-2009	2009	2008	Δ%		2009	2008	Δ%

Exploration & Production - Thousand bpd
				Domestic Production
1,964	1,974	1,883	5	Oil and NGL	1,963	1,851	6
319	319	330	(3)	Natural Gas(1)	316	318	(1)
2,283	2,293	2,213	4	Total	2,279	2,169	5
				Consolidated - International Production
130	137	110	25	Oil and NGL	127	107	19
101	94	100	(6)	Natural Gas(1)	96	100	(4)
231	231	210	10	Total	223	207	8
10	10	14	(29)	Non Consolidated - Internacional Production (2)	11	14	(21)

241	241	224	8	Total International Production	234	221	6

2,524	2,534	2,437	4	Total production	2,513	2,390	5

(1) Does not include liquefied gas and includes re-injected gas
(2) Non consolidated companies in Venezuela.

Refining, Transportation and Supply - Thousand bpd
361	429	423	1	Crude oil imports	405	406	-
121	209	270	(23)	Oil products imports	157	222	(29)

482	638	693	(8)	Import of crude oil and oil product	562	628	(11)

512	485	457	6	Crude oil exports (3)	483	399	21
237	239	200	20	Oil products exports (3)	231	234	(1)

749	724	657	10	Export of crude oil and oil products (3)	714	633	13

267	86	(36)	339	Net exports (imports) crude oil and oil products	152	5	-

168	164	213	(23)	Import of gas and other	154	201	(23)
1	2	3	(33)	Other exports (3)	1	4	(75)
1,974	2,074	2,006	3	Output of oil products	2,014	1,988	1
1,778	1,867	1,821	3	• Brazil	1,806	1,814	-
196	207	185	12	• International	208	174	20
2,223	2,223	2,223	-	Primary Processed Installed Capacity	2,223	2,223	-
1,942	1,942	1,942	-	• Brazil (4)	1,942	1,942	-
281	281	281	-	• International	281	281	-
				Use of Installed Capacity (%)
90	94	93	1	• Brazil	92	92	-
60	67	63	4	• International	65	60	5
79	79	76	3	Domestic crude as % of total feedstock processed	79	78	1
(3) Include ongoing exports
(4) As per ownership recognized by ANP.
Sales Volume - Thousand bpd
755	769	799	(4)	Diesel	726	762	(5)
331	327	354	(8)	Gasoline	329	337	(2)
98	104	116	(10)	Fuel Oil	102	109	(6)
165	175	141	24	Nafta	164	153	7
212	222	224	(1)	GLP	210	212	(1)
76	82	75	9	QAV	78	73	7
117	131	72	82	Others	114	97	18

1,754	1,810	1,781	2	Total Oil Products	1,723	1,743	(1)
107	118	97	22	Alcohol, Nitrogens, Biodiesel and other	108	88	23
244	244	337	(28)	Natural Gas	237	325	(27)

2,105	2,172	2,215	(2)	Total domestic market	2,068	2,156	(4)
750	726	660	10	Exports	715	637	12
460	531	580	(8)	International Sales	558	589	(5)

1,210	1,257	1,240	1	Total international market	1,273	1,226	4

3,315	3,429	3,455	(1)	Total	3,341	3,382	(1)

Price and Cost Indicators

	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ%		2009	2008	Δ%

Average Oil Products Realization Prices
160.79	152.65	187.02	(18)	Domestic Market (R$/bbl)	158.82	176.38	(10.0)

Average sales price - US$ per bbl
				Brazil
48.68	64.00	100.58	(36)	Crude Oil (US$/bbl) (5)	48.48	97.51	(50)
23.85	19.66	51.01	(61)	Natural Gas (US$/bbl) (6)	25.01	42.63	(41)
				International
48.92	57.16	68.74	(17)	Crude Oil (US$/bbl)	49.24	69.19	(29)
11.23	12.30	15.67	(22)	Natural Gas (US$/bbl)	12.08	16.82	(28)
(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel
				Lifting cost:
				• Brazil
8.72	9.02	10.21	(12)	• • without government participation	8.53	9.60	(11)
19.50	22.86	30.27	(24)	• • with government participation	19.06	28.77	(34)
4.78 (9)	5.60	5.12	9	• Internacional	4.95	4.51(7)	10
				Refining cost
3.07	3.37	3.46	(3)	• Brazil	3.02	3.53	(14)
5.92 (8)	3.51	6.40	(45)	• International	4.65	5.96 (8)	(22)
567	745	853	(13)	Corporate Overhead (US$ million) Parent Company	1,790	2,203	(19)

Costs - US$/barrel
				Lifting cost
				• Brazil
17.58	16.84	17.61	(4)	• • without government participation	17.44	16.40	6
38.86	41.62	54.40	(23)	• • with government participation	38.28	49.68	(23)
				Refining cost
6.34	6.27	5.94	6	• Brazil	6.17	6.02	2

(7) Revisions in lifting costs in the US, due to hurricanes Ike and Gustav.
(8) Revisions in the Japan refinery cost.
(9) Revisions in lifting costs in Nigeria.

Exploration and production – thousand barrels/day

Increased output from the P-52 and P-54 platforms (Roncador), coupled with the startup of P-53 (Marlim Leste), P-51 (Marlim Sul), and FPSO – Cidade de Niterói (Marlim Leste) and FPSO – Cidade de São Vicente (Tupi EWT), more than offset the natural decline in the mature fields.

Increased output from P-51 (Marlim Sul) and P-53 (Marlim Leste), more than offset the natural decline in the mature fields.

Consolidated international oil and NGL production increased due to the start-up of production in Nigeria in July 2008, partially offset by the reduction in Ecuador due to the sale of part of the interest in Block 18.

Consolidated gas production decreased by 4% due to the reduction in Brazil’s imports of Bolivian gas and lower consumption by thermal plants as a result of increased production by the hydro plants, offset by the higher interest in Sierra Chata, in Argentina, in the 4Q-2008.

Consolidated international oil and NGL production moved up due to the start-up of the Akpo Field, in Nigeria, in March/2009, partially offset by the reduction in Colombia due to the reduced share of the Guando field in the Boqueron Association, and the reduction in Argentina thanks to the 20-day strike in August/2009.

Consolidated gas production declined by 7% due to the 20-day strike in Argentina and the reduction in Brazil’s imports of Bolivian gas.

Refining, Transportation and Supply – thousand barrels/day

Processed crude volume in the country’s refineries fell due to reduced market demand at the beginning of the year and scheduled stoppages in the distillation units.

The quarterly increase was due to the programmed stoppage in the distillation unit of the Landulpho Alves Refinery (RLAM) in the 2Q-2009.

Processed crude in the overseas refineries rose by 16% due to the inclusion of the Japanese refinery acquired in April/08, in addition to the improved operating performance of the U.S. refinery.

In the 3Q-2009, processed crude in the overseas refineries fell by 14%, due to a scheduled stoppage in the Japanese refinery in the previous quarter.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the depreciation of the Real, the lifting cost in Brazil climbed by 1% over the 9M-2008 due to the increased number of interventions in the Jubarte and Marlim fields, as well as higher personnel expenses due to the increase in the workforce, partially offset by higher output.

Excluding the impact of the depreciation of the Real, the unit lifting cost in Brazil fell by 4%, chiefly due to higher expenses with well non-recurring interventions in the Campos Basin in the 2Q-20009.

The lifting cost fell due to the decrease in the average Brazilian oil price used to calculate the government takes, in turn due to the decline in international prices.

The lifting cost moved up due to the increase in the average Brazilian oil price used to calculate the government take, thanks to the international price recovery, and the increase in the tax rate on the take, especially in the Marlim Sul and Marlim Leste fields.

The international unit lifting cost increased due to higher third-party service costs in Argentina, in turn caused by the tariff revision in the 2H-2008.

The quarter-over-quarter increase was due to the change in the International Area’s production profile thanks to the growth in Nigerian offshore extraction, together with increased third-party service costs in Argentina and the higher number of well interventions.

Refining Cost (US$/barrel)

Excluding the impact of the depreciation of the Real, the domestic refining cost moved up by 4%, due to higher expenses with personnel and materials, chiefly due to higher catalyst prices.

Excluding the impact of the depreciation of the Real, the refining cost remained flat over the 2Q-2009.

The international refining cost fell by 22% due to the higher volume of processed crude in the Pasadena refinery (USA) following the programmed maintenance stoppage in the 1Q-2008, as well as the inclusion of the Japanese refinery as of April 2008, whose refining costs are lower than the International Area average.

The refining cost fell and the volume of processed crude moved up due to 2Q-2009 stoppages in the Pasadena (USA) and Okinawa (Japan) refineries.

Corporate Overhead – Parent Company (US$ million)

Excluding the impact of the depreciation of the Real, corporate overhead fell by 2% over the 9M-2008 due to the adoption of a cost optimization policy, in special for lower expenses from sponsorships and advertising, trips, materials, tributes and other services, partially offset by the upturn in data-processing and personnel expenses.

Discounting the appreciation of the Real, in the quarter-on-quarter comparison, corporate overhead increased by 22%, due to the increase in personnel expenses from the pay rise resulting from the 2009/10 collective bargaining agreement, partially offset by the reduction in data-processing expenses.

Sales Volume – thousand barrels/day

Domestic sales volume fell by 4% over the 9M-2008, reflecting reduced sales of diesel and natural gas. Diesel sales were impacted by the reduction in economic activity, the lack of sales to thermal plants in the interconnected system in 2009, the increase in the percentage of biodiesel from 3% to 4%, the decline in the 2009 grain harvest, and third-party imports. Natural gas sales were also jeopardized by the economic slowdown, the replacement of gas with fuel oil for industrial use, and reduced demand from the thermal plants due to higher reservoir levels in the Southeast.

Exports increased 12% year-on-year, led by oil, thanks to increased production.

RESULT BY BUSINESS AREA R$ million (1)
	3rd Quarter				Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

5,451	5,198	10,854	(52)	EXPLORATION & PRODUCTION	13,134	32,323	(59)
5,507	2,052	(1,838)	212	SUPPLY	12,135	(2,043)	694
383	415	(128)	424	GAS AND ENERGY	718	(291)	347
310	411	309	33	DISTRIBUTION	949	933	2
67	254	(56)	554	INTERNACIONAL(2)	(41)	354	(112)
(2,840)	(982)	445	(321)	CORPORATE	(5,382)	(3,230)	(67)
(1,144)	(45)	257	(118)	ELIMINATIONS	(660)	(1,248)	47

7,734	7,303	9,843	(26)	CONSOLIDATED NET INCOME	20,853	26,798	(22)

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 31.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

The lower result reflected the reduction in oil prices, the recognition, in September 2009, of the special take from the Marlim field, pursuant to the agreement between Petrobras and the ANP, (R$ 2,048 million) and the increase in exploration costs due to higher geological and geophysical costs.

Part of these effects was offset by the 6% increase in average daily oil and NGL production and the lower government takes.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 13.51/bbl in the 9M-2008 to US$ 8.67/bbl in the 9M-2009.

The reduction was due to the recognition, in September 2009, of the extraordinary expense with special participation (R$ 2,048 million).

This factor was partially offset by the increase in international oil prices.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 10.11/bbl in the 2Q-2009 to US$ 4.27/bbl in the 3Q-2009, reflecting the international market appreciation of "heavy” versus “light” crudes.

The year-on-year improvement in the Supply result was due to lower oil acquisition/transfer costs and reduced imported oil product costs, reflecting the new level of international oil prices.

These effects were partially offset by the reduction in average oil product prices due to lower export prices, and, in Brazil, to the reduced price of those oil products pegged to international prices.

The reduction in the quarter-over-quarter result was due to the following factors:

• The increase in oil acquisition/transfer costs and imported oil product costs, reflecting the reduction in oil prices; and

• The reduction in average domestic oil product prices due to the downturn in diesel and gasoline prices in June 2009.

These factors were partially offset by:

• Higher oil product sales volume in Brazil;

• Higher average export prices and, in Brazil, an increase in the price of those oil products pegged to international prices; and

• The sale, in the 3Q-2009, of inventories formed in the previous quarter at a lower acquisition cost.

The year-on-year improvement was due to the following factors:

• Reduced energy purchase costs due to the reduction in the difference settlement price;

• The greater availability of energy for trading, due to the recovery of the peg;

• Increased fixed revenue from auctions, as well as higher energy exports; and

• A reduction in the natural gas import/transfer cost, accompanying the behavior of international prices.

Other contributory factors included the conclusion of infrastructure projects, which facilitated gas production outflow, thereby avoiding the failure-to-supply penalties incurred in the 9M-2008.

These effects were partially offset by reduced thermal power output due to higher hydroelectric reservoir levels and lower gas sales volume.

The quarter-over-quarter upturn was due to the reduction in natural gas import/transfer costs, in line with the behavior of international prices.

These effects were partially offset by the reduction in electricity sales/generation margins due to lower spot market sale prices and reduced exports.

The year-on-year upturn of the operational result was due to the 11% increase in sales volume, primarily due to the inclusion of the commercial activities of Alvo Distribuidora.

Sales margins declined due to lower average sales prices, partially offsetting the improvement in the result.

The Company’s share of the fuel distribution market climbed from 35.0% in the 9M-2008 to 38.5% in the 9M-2009.

The higher result was caused by the 6% increase in sales margins and the 9% upturn in sales volume.

The segment recorded a 38.8% share of the fuel distribution market in the 3Q-2009, versus 38.0% in the previous quarter.

The main events impacting the year-on-year reduction were:

• The reduction in gross profit due to lower international oil prices; and

• Lower equity income due to losses on investments in the USA from the acquisition of the remaining 50% of the Pasadena refinery.

The improved result was driven by higher oil prices and the upturn in sales volume due to increased output in Akpo, in Nigeria.

The increase in the negative result was due to the upturn in the negative financial result (R$ 3,328 million), as dealt with on page 6, and the minority interest result, reflecting the impact of exchange variation on the debt of Special Purpose Companies

These effects were partially offset by the increase in income tax and social contribution credits due to the tax benefit generated by provisions for interest on equity.

The reduction in the negative result was due to the reversal of the negative financial result (R$ 3,168 million), as mentioned on page 9, and the minority interest result, despite the reduction in the tax benefit from income tax and social contribution credits.

Consolidated Debt
	R$ million

	09.30.2009	06.30.2009	Δ %
Short-term Debt (1)	10,639	13,086	(19)
Long-term Debt (1)	79,588	55,782	43

Total	90,227	68,868	31
Cash and cash equivalents	30,088	10,072	199
Net Debt (2)	60,139	58,796	2
Net Debt/(Net Debt + Shareholder's Equity) (1)	28%	28%	-
Total Net Liabilities (1)(3)	303,702	295,193	3
Capital Structure
(third parties net / total liabilities net)	49%	49%	-
(1)	Includes contractual commitments involving the transfer of benefits, risk and the control of goods.
(2) Total debt less cash and cash equivalents.
(3) Total liabilities net of cash/financial investments.
	US$ million

	09.30.2009	06.30.2009%
Short-term Debt (1)	5,983	6,705	(11)
Long-term Debt (1)	44,760	28,583	57

Total	50,743	35,288	44

Gross debt was impacted by BNDES loans to cover investments pursuant to the Company’s 2009/2013 business plan.

The level of indebtedness, measured by the net debt/EBITDA ratio increased from 0.95 on June 30, 2009, to 1.00 on September 30, 2009. The portion of the capital structure represented by third parties was 49%.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On September 30, 2009, total investments amounted to R$ 50,680 million, 49% up on the total on September 30, 2008

R$ million
			Jan-Sep
	2009	%	2008	%	Δ %
• Own Investments	45,737	91	29,502	86	55

Exploration & Production	23,219	46	15,775	46	47
Supply	10,591	21	6,423	19	65
Gas and Energy	4,483	9	2,207	6	103
International	5,499	11	4,071	12	35
Distribution	396	1	319	1	24
Corporate	1,549	3	707	2	119

• Special Purpose Companies (SPCs)	3,787	7	3,685	11	3

• Projects under Negotiation	1,156	2	863	3	34

Total Investments	50,680	100	34,050	100	49

R$ million
			Jan-Sep
	2009	%	2008	%	Δ %
International
Exploration & Production	3,032	55	3,379	83	(10)
Supply	1,206	22	396	10	205
Gas and Energy	161	3	178	4	(10)
Distribution	1,060	19	15	-	6,967
Others	40	1	103	3	(61)

Total Investments	5,499	100	4,071	100	35

R$ million
			Jan-Sep
	2009	%	2008	%	Δ %
Projects Developed by SPEs
Gasene	1,780	47	786	21	126
CDMPI	648	17	504	14	29
PDET Off Shore	21	1	306	9	(93)
Codajás	716	19	926	25	(23)
Mexilhão	391	10	478	13	(18)
Marlim Leste	167	4	419	11	(60)
Malhas	64	2	266	7	(76)

Total Investments	3,787	100	3,685	100	3

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 107 consortiums, of which it operates 73.

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 40,545 million

R$ million
	3rd Quarter					Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Economic Contribution - Country
6,274	6,131	5,591	10	Value Added Tax on Sales and Services (ICMS)	18,163	16,888	8
1,186	1,680	753	123	CIDE (1)	3,918	3,853	2
3,109	3,045	1,196	155	PASEP/COFINS	9,182	7,292	26
1,701	2,767	6,021	(54)	Income Tax & Social Contribution	7,173	13,988	(49)
833	609	1,078	(44)	Others	2,109	1,691	25

13,103	14,232	14,639	(3)	Subtotal Country	40,545	43,712	(7)

1,105	1,199	1,178	2	Economic Contribution - Foreign	3,383	3,190	6

14,208	15,431	15,817	(2)	Total	43,928	46,902	(6)

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

2. Government Take

R$ million
	3rd Quarter					Jan-Sep

2Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Country
1,954	2,187	3,003	(27)	Royalties	5,787	8,246	(30)
1,939	2,418	3,664	(34)	Special Participation	5,636	9,406	(40)
37	32	25	28	Surface Rental Fees	98	83	18
-	2,048	-	-	Agreement with ANP	2,048	-	-

3,930		6,692	0	Subtotal Country	13,569	17,735	(23)

108	124	174	(29)	Foreign	328	501	(35)

4,038	6,809	6,866	(1)	Total	13,897	18,236	(24)

The government take in the country in the 9M-2009 fell by 23% over the 9M-2008, due to the 35% decline in the reference price for local oil, which averaged R$ 101.49 (US$ 49.78) in the 9M-2009, versus R$ 155.12 (US$ 92.40) in the same period in 2008, reflecting the average Brent price on the international market.

The government take in the country in the 3Q-2009 increased by 70% over the 2Q-2009, due to the 10% upturn in the reference price for local oil, which totaled R$ 115.71 (US$ 62.09) in the 3Q-2009, versus R$ 105.40 (US$ 51.16) in the 2Q-2009, reflecting the recovery in international oil prices.

3. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders	Net Income
	Equity
. According to PETROBRAS information	159,610	20,951
. Profit in the sales of products in subsidiaries inventories	(541)	(541)
. Reversal of profits on inventory in previous years	-	660
. Capitalized interest	(179)	28
. Absorption of negative net worth in controlled companies *	(3,329)	(280)
. Other eliminations	(169)	35

. According to consolidated information	155,392	20,853

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on September 30, 2009, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

4. Performance of Petrobras Shares and ADRs (*)

Nominal Change
	3rd Quarter			Jan-Sep

2Q-2009	2009	2008		2009	2008

13.31%	1.90%	-25.21%	Petrobras ON	48.60%	-19.58%
13.66%	7.86%	-24.04%	Petrobras PN	53.24%	-20.59%
34.49%	12.01%	-37.95%	ADR- Nível III - ON	87.42%	-23.72%
36.16%	17.84%	-35.43%	ADR- Nível III - PN	92.60%	-22.22%
25.75%	19.53%	-23.80%	IBOVESPA	63.83%	-22.45%
11.01%	14.98%	-4.40%	DOW JONES	10.66%	-18.20%
20.05%	15.66%	-8.77%	NASDAQ	34.58%	-21.13%

Petrobras’ shares had a book value of R$ 18.19 on September 30, 2009.

5. Foreign Exchange Exposure

Assets	R$ million

	09.30.2009	06.30.2009

Current Assets	6,829	3,741

Cash and Cash Equivalents	2,273	1,359
Other Current Assets	4,556	2,382

Non-current Assets	22,791	23,214

Amounts invested abroad by
controlled companies, in the international segment, in
E&P equipments to be used in Brazil and in
commercial activities.	20,838	21,401
Long-term Assets	390	353
Investments	766	818
Property, plant and equipment	797	642

Total Assets	29,620	26,955

Liabilities	R$ million

	09.30.2009	06.30.2009

Current Liabilities	(15,601)	(12,608)

Short-term Financing	(9,542)	(9,460)
Suppliers	(4,410)	(1,900)
Others Current Liabilities	(1,649)	(1,248)

Long-term Liabilities	(12,452)	(14,011)

Long-term Financing	(12,302)	(12,964)
Others Long-term Liabilities	(150)	(1,047)

Total Liabilities	(28,053)	(26,619)

Net Assets (Liabilities) in Reais	1,567	336

( + ) Investment Funds - Exchange *	5	5
( - ) FINAME Loans - dollar indexed reais	(284)	(247)
( - ) BNDES Loans - dollar indexed reais	(24,876)	(1,516)

Net Assets (Liabilities) in Reais	(23,588)	(1,422)

* The results of investments in Exchange Funds are booked under Financial Revenue.

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	01
02 - ISSUANCE ORDER NUMBER	01
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	TJLP plus 2,5% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSAND OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	02/15/2010

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSAND OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	07/31/2010

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSAND OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	10/01/2009

20.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS

CONSOLIDATED STATEMENT OF BUSINESS SEGMENTATION
AS OF SEPTEMBER 30, 2009

Consolidated Assets by business area – 09.30.2009

	R$ THOUSAND

			GAS
	E&P	SUPPLY	&	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL
			ENERGY

ASSETS	128.863.273	78.963.186	41.689.567	10.489.123	28.225.458	54.877.582	(9.318.666)	333.789.523

CURRENT ASSETS	7 .089.414	25.445.748	4.654.830	5.582.090	5.049.376	36.868.546	(8.970.947)	75.719.057

CASH AND CASH EQUIVALENTS	-	-	-	-	-	30.088.286	-	30.088.286
OTHER CURRENT ASSETS	7 .089.414	25.445.748	4.654.830	5.582.090	5.049.376	6.780.260	(8.970.947)	45.630.771
NON-CURRENT	121.773.859	53.517.438	37.034.737	4.907.033	23.176.082	18.009.036	(347.719)	258.070.466

LONG-TERM RECEIVABLES	4 .092.066	2.202.993	2.173.341	874.516	2.493.602	13.746.968	(379.403)	25.204.083
PROPERTY, PLANT AND EQUIPMENT	114.445.504	47.589.408	33.510.467	3.311.566	15.877.994	3.142.115	-	217.877.054
OTHER	3 .236.289	3.725.037	1.350.929	720.951	4.804.486	1.119.953	31.684	14.989.329

Consolidated Income Statement by business area - Jan-Sep/2009

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Operating income, net	53,601,654	108,910,339	8,966,470	42,551,773	15,384,458	-	(94,337,508)	135,077,186

Intersegments	52,704,162	36,883,579	1,465,259	1,119,078	2,165,430	-	(94,337,508)	-
Third parties	897,492	72,026,760	7,501,211	41,432,695	13,219,028	-	-	135,077,186
Cost of goods sold	(27,974,389)	(86,763,767)	(6,416,097)	(38,830,879)	(12,545,262)	-	93,121,514	(79,408,880)

Gross profit	25,627,265	22,146,572	2,550,373	3,720,894	2,839,196	-	(1,215,994)	55,668,306
Operating expenses	(5,881,536)	(4,318,245)	(1,421,900)	(2,248,809)	(2,226,584)	(5,420,319)	212,499	(21,304,894)
Selling, administrative and general expenses	(543,272)	(3,512,233)	(800,640)	(2,246,898)	(1,321,646)	(2,649,848)	155,340	(10,919,197)
Tax	(7,785)	(75,131)	(19,445)	(21,679)	(113,962)	(196,501)	(1,108)	(435,611)
Exploration costs for the extraction of oil	(2,209,599)	-	-	-	(377,100)	-	-	(2,586,699)
Research and development	(450,154)	(238,569)	(29,032)	(8,141)	(2,333)	(392,062)	(278)	(1,120,569)
Healthcare and pension plans	-	-	-	-	-	(1,030,370)		(1,030,370)
Other	(2,670,726)	(492,312)	(572,783)	27,909	(411,543)	(1,151,538)	5 8.545	(5,212,448)

Operating income (loss)	19,745,729	17,828,327	1,128,473	1,472,085	612,612	(5,420,319)	(1,003,495)	34,363,412
Net financials	-	-	-	-	-	(2,603,545)	-	(2,603,545)
Stakeholding in material investments	-	526,445	78,458	(22,438)	(268,322)	(2,639)	-	311,504
Income (loss) before taxes and minority interest	19,745,729	18,354,772	1,206,931	1,449,647	344,290	(8,026,503)	(1,003,495)	32,071,371
Income Tax/Social Contribution	(6,713,549)	(6,061,630)	(383,572)	(500,509)	(235,488)	5,481,714	341,188	(8,071,846)
Minority stockholders profit-sharing	102,939	(158,052)	(103,706)		(150,054)	(2,837,815)	(1)	(3,146,689)

Net income	13,135,119	12,135,090	719,653	949,138	(41,252)	(5,382,604)	(662,308)	20,852,836

Consolidated Statement - International Business Area - Jan-Sep/2009

	R$ THOUSAND

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORP.	ELIMIN.	TOTAL
			ENERGY

ASSETS	20.030.374	6.036.571	2.332.077	1.220.355	3.447.310	(4.841.229)	28.225.458

Statements of income

Operating income, Net	4.028.121	9.029.475	1.355.964	3.892.485	4.379	(2.925.966)	15.384.458

Intersegments	2.637.177	2.148.744	237.841	67.634	-	(2.925.966)	2.165.430
Third parties	1.390.944	6.880.731	1.118.123	3.824.851	4.379	-	13.219.028

Operating income	1.047.883	(115.436)	184.452	2.753	(555.448)	48.408	612.612

Net income	785.015	(284.325)	155.082	8.089	(753.520)	48.407	(41.252)

Statement of Other Operating Income (Expenses) - Jan-Sep/2009

				R$ THOUSAND

			GAS
	E&P	SUPPLY	&	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			ENERGY

Losses and contingencies with judicial proceedings	(2,076,178)	(132,454)	(24,879)	(34,653)	(24,959)	(36,492)		(2,329,615)
Cultural Projects and Institutional Relations	(45,374)	(24,024)	(7,767)	(48,689)		(546,145)		(671,999)
Adjustment to market value of inventories		(173,567)	(4,657)		(362,398)	(9,744)		(550,366)
Unscheduled stoppages in production facilities and equipment	(405,767)	(105,748)			(19,109)			(530,624)
Operating expenses with thermoelectric power stations			(463,989)					(463,989)
Collective labor agreements	(154,839)	(79,556)	(10,580)		(10,621)	(151,339)		(406,935)
Corporate expenses on security, environment and health care (SMS)	(47,759)	(44,612)	(2,708)		-	(146,191)		(241,270)
Contractual charges on transport services - ship or pay					(42,734)			(42,734)
Contractual and regulatory fines		(1,998)	(12,584)					(14,582)
Government incentives, donations and subsidies	125,860	388,121						513,981
								-
Other	(66,669)	(318,474)	(45,619)	111,251	48,278	(261,627)	58,545	(474,315)

	(2,670,726)	(492,312)	(572,783)	27,909	(411,543)	(1,151,538)	58,545	(5,212,448)

21.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

Independent accountants’ review report

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with accounting practices adopted in Brazil and rules of the CVM)
To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

1. We have reviewed the accounting information included in the Quarterly Information - ITR (Parent Company and Consolidated) of Petróleo Brasileiro S.A. – Petrobras (“the Company”) and its subsidiaries for the quarter ended September 30, 2009, comprising the balance sheet and the related statements of income, changes in shareholders’ equity, cash flows, added value, the footnotes and the management report, which are the responsibility of its management.

2. Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Accountants and the Federal Council of Accountancy - CFC, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material change that should be made to the accounting information included in the Quarterly Information referred to above, for them to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the Quarterly Information.

4. Our review was performed with the objective of issuing a review report on the accounting information included in the Quarterly Information referred to in the first paragraph, taken as a whole. The statement of segment information for the quarter ended September 30, 2009, represents supplementary information to the Quarterly Information, is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the Quarterly Information and, based on our review, we are not aware of any material change that should be made for it to be adequately presented in relation to the Quarterly Information referred to in the first paragraph, taken as a whole.

5. As mentioned in Note 1, due to the changes in accounting practices adopted in Brazil during 2008, the statements of income, cash flows and added value for the quarter ended September 30, 2008, as well as the supplementary information of segment reporting, which is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis, presented for comparison purposes, were adjusted and are being restated as established in NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution 506/06.

November 13, 2009

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -2

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/ INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	4
01	10	INVESTOR RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	7
03	01	UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER	9
04	01	STATEMENT OF CASH FLOWS - INDIRECT METHOD	11
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009	13
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009	14
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	15
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	17
09	01	CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER	19
10	01	CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD	21
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2009 to 09/30/2009	23
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 09/30/2009	24
06	01	NOTES TO QUARTERLY INFORMATION	25
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	108
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	111
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	146
20	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS	149/150
21	01	SPECIAL REVIEW REPORT - UNQUALIFIED	151/152

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.